Exhibit 99.1
Annual
Report 2022

Summary Presentation 3 Corporate governance 31 People 46 Environment 71 Digital environment 80 Economic performance 90 Exhibits 97 Summary of indicators 101 Letter of assurance 108 Corporate information 111

inter&co | Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Message from the **CEO**

[GRI 2-22]

The year 2022 was special for all of us who make Inter. We can say it was an intense journey full of challenges, in which we were able to grow in number of clients, increase our market share in all business verticals, and further expand the number of features in our Super App, always seeking to meet the expectations of our stakeholders.

Among many achievements, a relevant milestone in 2022 was the corporate reorganization that resulted in the migration of Banco Inter S.A.'s shareholder base from B3 S.A. - Brasil, Bolsa, Balcão (B3), in Brazil, to the holding company Inter&Co, Inc., which is now listed on the Nasdaq, in the United States. The corporate reorganization expanded Inter's access to international investors, through one of the world's largest stock exchanges, which houses a large part of the global technology players. In addition, it was another step towards continuing our national expansion in the coming years, strengthening our position as a global technology company.

It is important to highlight that the corporate reorganization was an innovative operation in the market, and we share the credit for its accomplishment not only with our employees, but also with our investors, who gave the green light for Inter to take this important step towards a future even more full of possibilities and growth. Additionally, the corporate reorganization has put Inter on even more robust governance and compliance standards.

Last year, we added more than 8.3 million clients to our base and will reach 2023 with a volume of approximately 25 million clients - performance that requires discipline and focus from our entire team to achieve the goals defined in our strategic planning.

We also reached the mark of 1.5 million clients in the Individual Micro-Entrepreneur (MEI) and Corporate segments. Through the Inter Empresas Super App, our entrepreneurial clients have access to a 100% digital, free account with an investment section and marketplace.

Another milestone in 2022 was the completion of the acquisition of Usend, now Inter&Co Payments, our first step towards offering financial services in US territory. Since April of 2022, Inter's Super App offers a Global Account, focusing on two major audiences: Brazilians who want access to financial and non-financial solutions in U.S. dollars (tourists, self-employed people acting outside of Brazilian territory, companies importing/exporting goods and services) and U.S. residents, mainly for remittances.

By 2022, we will increase the number of global service clients 23-fold, reaching almost 1 million clients.

In parallel, we created more functionalities for our clients, such as Doutor Inter, which allows our client access to a telemedicine service with more than 20 medical specialties.

In addition, we started linking investment portfolios to environmental, social, and governance (ESG) criteria, maintaining a culture of sustainability. Our expectation is to have, in an increasingly cross-cutting manner, an ESG agenda in all of Inter's spheres of action, in a manner integrated with our organizational strategy.

Besides mitigating and offsetting our carbon emissions and making continuous improvements in corporate governance, we have financial education as a material topic and we act to strengthen it among our stakeholders and offer it in the social actions we promote through Inter Voluntariado (or, in English, Inter Volunteering).

We are in a continuous process of evolution, developing the awareness of our employees to enable ESG issues to be increasingly rooted in the company's culture, whether in our investments or in the launching of new products.

Annual Report Inter&Co 2022

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We want to be increasingly transversal in our ESG
agenda, adherent to our materiality and integrated into
all of Inter&Co’s spheres of activity.
In early 2023, we advanced even further in
this sustainability agenda, which is part of
our internal movement of maturing topics,
and we invested in the preparation of a product
that could represent our commitments
and thereby share it with our clients.

Once again, we use our high performance
and digital expertise to, through the Super
App, present ways for our client to exercise
more sustainable behavior, using a platform
of services called Sustainable Living
(Vida Sustentável).

The creation of this platform was a coordinated
action that involved the main business
areas to test and verify the sustainable cri-
teria that should be reflected in the application.
Sustainable Living, developed internally
by our team, offers our individual clients the
possibility to make donations, access financial
and social and environmental education
content, estimate and offset greenhouse
gas (GHG) emissions, make medical appointments,
access sustainable stores, and
participate in volunteer programs.

Inter is a signatory of the United Nations Organization
(UNO) Global Compact Network
Brazil, reaffirming our commitment to the
Ten Principles of the Global Compact and to
building a more balanced and sustainable
world. We are also a hub in Minas Gerais for
companies that develop and support projects
and initiatives to promote the 2030 Agenda,
Hub ODS Minas Gerais, and the 2030 Challenge
Network.

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In addition, we also reinforce our commitment to Agenda 2030 through the value generation provided by our business model.
With the Super App, we want to continue simplifying the lives of more and more people around the world, while improving
our ESG performance and bringing sustainability into the
daily lives of our clients through education and sustainable products and services.

For 2023 and beyond, we aim high to deliver an even better
Inter for our employees, clients, and investors. We are ready to bring in more operational efficiency, win markets, and continue producing solid results.

We will remain committed to fulfilling our mission of empowering people to manage their finances and daily activities
through a simple and integrated digital experience, and we
are confident that our key focus areas will position us for
continued success in 2023 and beyond.

We are grateful for the trust our clients have placed in us so far. We will continue to dedicate ourselves to providing excellent service, creating value for all our stakeholders. I invite you to learn more about Inter&Co’s strategy and journey through
our 2022 Annual Report.

Happy reading!

João Vitor Menin

CEO Inter&Co

Corporate

Presentation

governance

Growing while
making a

difference

Besides simplifying, Inter wants to contribute
to improving people's lives and be part of
the change that gives autonomy to those who
use the Super App. Accordingly, it innovates
every day through product and service diversification
and has a business model that
keeps growing while contributing to sustainable
development.

Inter has grown by betting on an eco-efficient
and scalable business model, reducing
operating costs and providing technology
that makes life easier for the customer while
opening up a range of possibilities for financial
and social movements through the Super
App, which was developed to have friendly
navigation, operated within high security
standards, and with cloud data, which allows
expansion of services and controls, with
increasingly precise and free interactions.

Digital Economic Summary of Letter of Corporate

People Environment Exhibits

environment performance indicators assurance information

Democratic
Through the Feemeter1 accounting, there were more
than BRL 25 billion in fee exemptions from 2017 to
December 2022. This differentiator of Inter allows it
to broaden banking access, through which customers
have a safe and reliable environment to expand their
financial horizons, thanks to the use of high technology
and the development of a multi-integrated platform,
supported by a robust cloud database system. A
pioneer in fully digital and free accounts in Brazil,
Inter installed, in 2016, in the city of Belo Horizonte
(MG), where its headquarters are located, a Feemeter
– a numerical panel that estimates how much its
customers who use this account have already saved
in bank fees, estimated. Inter manages the amounts
of fees that are no longer charged for each digital
transaction, taking into account the tables defined by
the Central Bank and accounting for these amounts as
a direct gain for the customer.
1 The Feemeter was launched by Inter at the end of 2016 and takes into account all bank transactions made by its customers based on the fee table established by the Central Bank of Brazil. In 2022 alone, there were more than
R$11 billion in fee exemptions.
+R$25 billion
+R$11 billion
in fee exemptions
in 2022
in fee exemptions
since 2017

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Economic
+R$320 million
in cashback to heat up the
Brazilian economy
More than R$320 million in cashback returned in 2022, in a win win win relationship. A return stimulus for the various sectors of the economy to gain, with the customer having the option to invest this amount on Inter's investment platform and may even choose to donate part of their cashback to social and/or environmental actions, through the Sustainable Living section of the
Super App. Inter distributes up to 50% of the volume of its trading returns for customers to use in new transactions, bringing a new dynamic to its customers'
buying and saving environment.
Eco-efficientOn average 95% more eco efficient2 per customer when compared to the average environmental impact of operations of other traditional banking players. The 100% digital environment avoids bureaucracy, the use of physical branches and related negative impact externalities. It is strategic for Inter to establish technological partnerships with providers aligned with the use of sustainable digital platforms, that strengthen a low carbon economy, increasingly seeking to develop eco efficiency in Inter's operations and combat climate change.
2 The survey is based on benchmarking using GHG Protocol data and reporting of water and energy consumption with the metric of number of clients per institution in the same segment.
95% 100%

more
eco-efficientdigital

Corporate Digital Economic Summary of Letter of Corporate

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governance environment performance indicators assurance information

Our Report

[GRI 2-2, 2-3, 2-4, 2-5]

This is Inter’s third Annual Report and the first under the new configuration as Inter&Co. Inc. (Inter&Co, holding company or company). The 2022 edition marks the corporate reorganization of the Inter Group, which from now on will begin to group
its environmental, social, and governance (ESG) indicators
in a common manner across all subsidiaries and the holding
company (which together are called the Inter Group).

This document reflects Inter&Co’s commitments to the ESG
agenda, demonstrating how they are intertwined with the
Group’s business model and purpose: creating what makes
people’s lives simpler.

The Global Reporting Initiative (GRI) standards, the Sustainability
Accounting Standards Board (SASB) indicator
frameworks, and the Integrated Reporting proposed by the
International Integrated Reporting Council (IIRC), both currently under the IFRS Foundation - international and benchmark
guidelines in corporate reporting, are part of this Report.

For the purposes of document evidence, the data from Inter’s
Progress Communiqué (COP), prepared for the United
Nations (UN) Global Compact, and the information on value
creation presented in this Report were considered, in accordance with the international standard Interim Financial Reporting
(IAS) No. 34, issued by the International Accounting
Standards Board (IASB), and are part of the annual Financial
Statements audited by KPMG Auditores Independentes Ltda.

The Annual Report is designed to demonstrate how ESG is-
sues are intertwined with the business model and how they
are applied in day-to-day operational and strategic activities.

For the closing of this report and the financial information,
Inter provided a letter of assurance, through the independent external audit firm Bureau Veritas (BVQI), which validated
the methodology employed in the construction of the Report
and the respective information. The external audit process is coordinated and conducted by the Corporate Sustainability
and Investor Relations teams, and the content is validated by members of the Board of Directors and the CEO. [GRI 2-5, 2-14]
To facilitate understanding, at the end of the Report, there is a table with the GRI and SASB exhibits and the UN’s Sustainable
Development Goals (SDGs), present throughout the
chapters. In addition, it is possible to navigate through the chapters by clicking on the buttons present in the menu at
the top of the pages.

The current issue is available on the institutional website, with a link dedicated to Investor Relations. In addition, the publications are directed to the U.S. Securities and Exchange
Commission (SEC) and the Securities and Exchange Commission
of Brazil (CVM). The period of the economic and
financial information coincides with the other information in this Report.

[GRI 2-3]
For any questions, criticisms, or suggestions
about the content presented herein, there is an
open channel by e-mail at two addresses:
sustentabilidade@inter.co
ri@inter.co

inter&co
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Environment
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Corporate information

The Inter Group

[GRI 2-1, 2-2]

Inter&Co is a holding company incorporated in the Cayman Islands, registered as a foreign private issuer with the U.S. Securities and Exchange Commission (SEC) and as a foreign issuer with the Securities and Exchange Commission of Brazil (CVM) in Brazil. Together with its controlled companies, including Banco Inter S.A. (Banco Inter), is part of the Inter Group.

On June 23, 2022, after the migration of Banco Inter's shareholder base to Inter&Co, the company started to have its shares listed on Nasdaq, the North American stock exchange, with the ticker INTR. At the same time, Brazilian Depositary Receipts (BDRs) backed by Inter&Co class A common shares began trading on the B3 S.A. – Brasil, Bolsa, Balcão (B3), with the ticker INBR32.

Inter&Co's main subsidiary is Banco Inter, which, with its consolidated controlled companies, forms a global platform of digital and free services focused on the financial, credit, investment, insurance, banking, and non-financial e-commerce segments in various services.

In 2022, Banco Inter had a credit portfolio of R$24.5 billion, net assets of more than R$7 billion, and R$46.3 billion in total assets. The activity is dynamic and reinvents itself every day to create and manage quality and reliable digital products and services for its more than 25 million clients.

With the acquisition of Usend, now **Inter&Co Payments**, the Inter Group began its activities in the United States, expanding its offer of financial products both to U.S. residents and to its client base residing in Brazil, integrating the solutions of the acquired company with Inter's platform.

Inter&Co Payments brought to Inter a portfolio of cross border products already in operation, as well as the infrastructure, licenses, and experience in the United States required to enter this market, including the Global Account. Inter&Co Payments is licensed to act as a money transmitter in over 40 US states, and can offer services such as international remittances, digital wallet, debit card, bill payment, among others, to Brazilians living or traveling to the United States for tourism and/or business.

Inter Invest is the investment division responsible for allocating resources to the most diverse market opportunities. It has consolidated itself as the only company in the country to bring to the Brazilian public an international home broker hosted in an application.

Inter Asset is the asset manager of Inter Invest and offers fixed income, equity, pension, real estate, multimarket, infrastructure, and exchange traded funds (ETFs), in addition to funds that follow the main global trends.


inter&co
INTR | Nasdaq Listed
Nasdaq

Inter Seguros is Inter&Co's digital insurance platform and offers more than 23 products, including a corporate insurance line.

Inter Shop is the digital marketplace launched in 2019. With more than 1.1 thousand stores and retailers in Brazil and the United States, it offers a complete digital shopping mall, with cashback on all purchases.

Inter DTVM is Banco Inter's securities distributor. Structured as an open platform, it allows the expansion of investment possibilities for clients , which includes cashback, an Inter differential.

Annual Report Inter&Co 2022
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Inter&Co corporate structure [GRI 2-1]


Class A Shares = 1 vote/share
Class B Shares = 10 votes/share
1 Class A Share = 1 BDR
Inter&Co. Inc.
Jurisdiction: Cayman Islands
100%
Inter&Co Participações Ltda.
Jurisdiction: Brazil
100%
Inter Mortgage Holding Inc.
Jurisdiction: Delaware/USA
100%
Inter Holding Financeira S.A.
Jurisdiction: Brazil
100%
Inter&Co Securities LLC
Jurisdiction: Delaware/USA
100%
INTRGLOBALEU
Serviços Administrativos LDA
Jurisdiction: Portugal
16.67%
Mil Participações e Locação S/A
Jurisdição: Brazil
100%
YellowFi Mortgage LLC
Jurisdiction: Florida/USA
100%
YellowFi Management LLC
Jurisdiction: Florida/USA
100%
Banco Inter S.A.
Jurisdiction: Brazil
50%
Granito Instituição de Pagamento S.A.
Jurisdiction: Brazil
100%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.
Jurisdiction: Brazil
70%
Inter Asset Holding S.A.
Jurisdiction: Brazil
60%
Inter Digital Corretora e Consultoria de Seguros Ltda.
Jurisdiction: Brazil
100%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.
Jurisdiction: Brazil
50%
IM Designs Desenvolvimento de Software S.A.
Jurisdiction: Brazil
60%
Acerto Cobrança e Informações Cadastrais S.A.
Jurisdiction: Brazil
100%
Inter&Co Payments Inc.
Jurisdiction: California/USA
100%
Granito Sistemas de PDV Ltda.
Jurisdiction: Brazil
99.98%
Inter Asset Gestão de Recursos Ltda.
Jurisdiction: Brazil
100%
Inter Café Ltda.
Jurisdiction: Brazil
100%
Inter Boutique Ltda.
Jurisdiction: Brazil
100%
Inter Viagens e Entretenimento Ltda.
Jurisdiction: Brazil
70%
Inter Food Ltda.
Jurisdiction: Brazil
100%
Inter Conectividade Ltda.
Jurisdiction: Brazil
100%
Usend Ltd.
Jurisdiction: United Kingdom
100%
Usend Tecnologia e Serviços Financeiros Ltda.
Jurisdiction: Brazil
100%
Usend Financial Services ULC
Jurisdiction: Canada

Annual Report Inter&Co 2022
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Exhibits
Summary of indicators
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Corporate information

Highlights & **recognitions**

Finance

Best Investment Bank – Estadão

Inter took 1st **place** in the **Best Services 2022** ranking released by the press outlet Estadão to recognize consistent public relations work.

Forbes World's Best Banks Award

2nd **place** in the ranking of the **Best Banks in Brazil by Forbes**. The ranking evaluates issues such as customer satisfaction, reliability, digitalization, service, and financial advisory services.

The Global Economics Awards

Inter was voted the **most customer-centric bank** by **The Global Economics Awards**, a London-based publication that recognizes leading global market players from different sectors.

500 Most Influential People in Latin America – Bloomberg (2022)

Helena Caldeira, Inter's CFO, entered **Bloomberg Línea**'s list, which recognizes **inspiring and resilient leaders** who set an example and proudly carry the best of Latin America to the world.

Las Disruptoras 2022 Award

Helena Caldeira, Inter's CFO, was recognized by the American publication **lupana News** as one of the **six most innovative women in digital finance** in Latin America.

Most Admired Legal Executives – Análise Editorial 2022

Ana Luiza Franco Forattini, general counsel, chief governance and Compliance officer, entered the list of the **most admired legal executives** in Brazil.

Most Admired Executives – Compliance On Top 2022

Thaiza Cançado, head of Compliance and Regulatory Affairs at Inter, is among the five **most admired compliance professionals** in Brazil, in the Financial Market/Insurance category.

Annual Report Inter&Co 2022
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Social

Best for Brazil

Award − Humanized

Inter was recognized with an A rating by the
Humanized index for being an organization open
to feedback, an agent of social and environmental
transformation that solves real problems,
generating value for all parts of the business and for
people in general.

Environmental

GHG Protocol Gold Seal

For the third consecutive time, Inter had its Greenhouse
Gas Emissions Inventory (GHG) recognized with
the Gold Seal of the GHG Protocol, reinforcing its
commitment to sustainable development.

CMVC Award − Connections

that Inspire 2022

The Employability Mentorship, carried out
by Inter in partnership with Vallourec to bring
knowledge and financial education to the
community, was elected by the Mineiro
Committee of Corporate Volunteering as the best
project of 2022.

Best Employer Brand in the
LinkedIn Talent Awards 2022

Inter received the Best Employer Brand award in
the LinkedIn Talent Awards 2022 evaluation. The
performance, results, and impact of more than 1,000
companies are considered using LinkedIn’s corporate
solutions in each of the participating countries.

inter&CO Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Technology

100 Best Companies 2022 Award – MESC Institute

Chosen 2nd place in the **Best Customer Experience** ranking in the Digital Banking category.

IBest 2022 Award

Elected by public as Best Super App, Best Investment Broker, and Best Digital Bank in Brazil, in addition to top 3 in **Best Fintechs** in the country.

Top 5 Award – Excellence Program

Inter has won the **Top 5 Award** in the Excellence Program 2022, awarded by **Mastercard**. The feature was in the following categories:

1st place
Send

2nd place
Card not present debit

5th place
Authentication and tokenization

Starburst Customer Award Winners

Inter's team received the title of **top Data Engineering** – Data Lakehouse **team of the year**. The award recognizes Starburst clients, partners, and company leaders who contribute and innovate in the global data landscape.

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Inter&Co in numbers

[GRI 2-6 | GRI 201-1]

25
million
About
customers
R$29.8 billion

R$6 billion

in gross revenue

in funding

+R$24.5 billion

+1.1 million

in credit portfolio

global service customers

Note: The data refer to 2022.

inter&co | Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Our **value generation**

[GRI 2-6, 2-23]

OUR PURPOSE:
Create what simplifies people's lives.

Our purpose is to serve. In 2015, when Inter started its digital transformation with the purpose of a banking revolution, the intention was strong to serve society with a 100% digital banking service, simple, unbureaucratic, and without abusive fees. Being complete was also part of the project and in a very accelerated way; the app already offered an open platform for investments, credit, and insurance, contributing to a fairer and more democratic financial system. In the interaction with customers, Inter realized that it could be even more complete and go further. In 2019, it created its non-financial products mall, with a wide range of products and services that include the main retailers in Brazil, gift cards, telephony through Inter Cel, Shell Box, travel, parking, food with Duo Gourmet, and others, which total more than 140 features. With this, a broad digital ecosystem has been set up, which through a Super App simplifies people's lives with six business verticals: Banking and Spending, Credit, Shopping, Investments, Insurance, and Global. Globa is the gateway to internationalization of its operation, which currently already offers international remittance and investment services, as well as a shopping mall that brings together the best retailers in the United States.


Empréstimo Consignado
Para você experimentar sem pagar nada!
MOBLY

BANKING & SPENDING | CREDIT | INVEST | INSURANCE | SHOP | GLOBAL

Building
Client base & funding

Growing
Monetization & activation

Expanding
Across borders

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Inter’s product strategy is designed to increase client relationships through a simple experience to consolidate its market
position by creating:

High Value
To generate more revenue per customer.
High volume
To generate more engagement per
active customer.
High variety
To capture more wallet-share
per customer.
All this has allowed Inter to deliver a client experience highly differentiated from the market, and this is evidenced by
the score obtained in the survey by the Net Promoter Score
(NPS) system of 85 points, which places Inter in a rating area of excellence, reinforced by more than 12 million active clients by the end of 2022.

1
Banking & Spending

A digital account for financial and non-financial
transactions that allows the client to pay bills,
shop online and offline, transfer money, and
many other solutions.

Credit

2
Portfolio of credit products for individuals and
companies that helps clients realize projects
and dreams.

Investments

3
An open and maintenance-free platform
for investments with options that
empower clients to invest.

4
Insurance

Insurance broker that offers products
to protect its clients’ most important
assets and their lives.

Shopping & Commerce Plus

5
A marketplace that allows clients to shop more
efficiently from a growing list of products
and services for everyday life. The highlight
is the Sustainable Living platform, which
offers contents and social and environmental
possibilities for sustainable behavior.

Global

6
Solutions for clients traveling abroad and
for US residents, which brings many of
the Brazilian Super App experiences to a
global experience.

inter&co
Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Case

Migration to the global market

The corporate reorganization project, with the migration of shares to the US Nasdaq exchange, aimed to increase the visibility and access of the Inter Group, via Inter&Co, to international investors, as a way to expand business and operations globally.

Throughout the corporate reorganization process, an ethical, transparent, and clear communication commitment was established with the entire investor base, which at the time was around 180,000 shareholders, mostly individuals.

The proposal submitted to the shareholders for approval provided for the possibility to choose between: (i) receiving Brazilian Depositary Receipts (BDRs) backed by Inter&Co class A common shares, traded on B3 S.A. - Brasil, Bolsa, Balcão (B3), which could be cancelled in order to receive the class A common shares issued by Inter&Co traded on Nasdaq; and (ii) receiving the market value of Banco Inter's shares, as per an independent valuation, up to the limit of approximately R$1.1 billion (which was apportioned proportionally among the shareholders that chose this option.)[1]

Inter's business maturity proved to be fundamental to take off in a safe manner. To ensure this transition, several communiqués were published to the market, as well as a call center for shareholders, reinforcing the investor relations channels, and producing special informative material for wide dissemination in the media. The objectives of this action were to deal with the corporate reorganization in a clear and transparent way and, especially, to encourage the participation of all shareholders in the general meeting, held online for approval of the transaction.


inter&co
Nasdaq
There's a super app
New York Police Dept
Shopping can be simple
Investing can be simple
Banking can be simple

The transaction was completed at the end of the first half of 2022, with the approval of 85% of the shareholders with voting rights present at the meeting. Inter&Co became listed on Nasdaq on June 23, 2022, under the ticker INTR.

The structuring process of the corporate reorganization also contributed to the maturing and greater robustness of the group's governance through Inter&Co. Inter&Co is currently subject to the supervision of the U.S. Securities and Exchange Commission (SEC), as a foreign private issuer, and the Securities and Exchange Commission of Brazil (CVM), as a foreign issuer.

[1] There was also the possibility of exercising the right to withdraw, as provided in Law No. 6,404/1976, and receive the equity value of Banco Inter's shares.

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Materiality and SDGs

[GRI 2-29 | GRI 3-1, 3-2]

The Inter Materiality survey process was built
through a multi-sector materiality panel, considering
benchmarking with market players,
observing practices related to the Sustainability
Accounting Standards Board (SASB)
and Morgan Stanley Capital International
(MSCI), as well as global references on environmental,
social, and governance (ESG)
issues, in order to find out which issues are
most relevant among the sectors in which
the company operates. In addition, benchmarking
was developed with the ten largest
companies in sectors related to Inter's business
model.

After this benchmarking process, Inter raised
20 topics of relevance, which were submitted
to our stakeholders in an active listening
process, focused on the perception of the
main risks and opportunities of the business
model. In all, 17 stakeholder groups were
selected and participated in commenting.
They are: employees, upper management,
clients, shareholders, sustainability specialists,
institutional partners, media, auditors,
competitors, rating agencies, representative
entities, regulators, government, suppliers,
labor unions, neighborhood, and society.

In the stakeholder survey, we had 6,407 responses
in total, 5,550 from external stakeholders
and 857 from internal stakeholders.

By listening to the stakeholders, eight Material
Topics were mapped out, which are
adjusted to the Inter Group’s performance
pillars. These topics are a priority in relation
to the ESG strategy, ensuring its reach in the
company’s operations.

In addition, at the meetings of Banco Inter’s
ESG Committee held throughout 2022 and in
early 2023, they analyzed (i) the ESG issues
assessed by various market indices, (ii) the
ESG actions already implemented at Inter,
and (iii) the challenges and opportunities
of this agenda that are most related to Inter’s
culture.

The work of the ESG Committee was supported
by professionals from various areas
of Inter and resulted in the establishment of
an ESG Institutional Agenda with 12 action
fronts: (i) risk management, (ii) ESG product
development, (iii) consumer protection,

(iv) internal human capital development, (v)
promoting access to finance, (vi) privacy
and digital security, (vii) diversity, (viii) independence,
(ix) competence, (x) transparency,
(xi) ethics, and (xii) corporate behavior
(acting to prevent fraud, corruption, and
money laundering).

A new materiality consultation will be held
later in 2023, as an update, given the expansion
of the Inter Group’s business model, the
entry of new customers, shareholders, and
new consumer service platforms. The ESG
Committee is working on the materiality and
strategy agenda with senior management to
align the topics that make up the agenda.

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Letter of assurance
Corporate information

The Annual Report and its materiality also undergo analysis and validation by senior management, who make contributions in both processes following the company's overall viewpoint and the prioritization and importance of stakeholders. This entire process is accompanied by Inter's ESG Committee.

In 2021, Banco Inter presented in live format Materiality topics to its employees, such as the methodology adopted, the number of survey respondents, and which stakeholder groups were invited to participate. Later, the video was made available on Inter Academy, Inter's internal platform, where employees can access the live recording to gain more knowledge about Inter Materiality.

Distributed in the environmental, financial, social, and governance pillars, below are the Material Topics and the topics on the Institutional Agenda:


Institutional agenda
Finance
Environmental
Governance
Social
Sustainable investment
Renewable energy
Climate change
Conscious consumption
Risk management
Value chain management
Organizational culture
Social responsability
Connectivity
Attracting and retaining talent
Digital inclusion
Sustainable credit

Material Topics [GRI 3-2]

Finance
- Client experience
- Economic performance
- Innovation and business

Social
- Financial education
- Diversity and equality

Governance
- Ethics, integrity, and transparency
- Privacy and digital security
- Brand and reputation

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inter&co | Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

ESG Integration [GRI 3-3]

Based on its materiality, Inter develops actions aimed at the most relevant issues in the environmental, social, and governance dimensions. Through a free, digital platform, the generation of value is not only financial. It also materializes in the democratization of all products and services, with the security and simplicity that only a 100% digital company committed to its stakeholders can provide.

ESG integration occurs both through the mapping of risks and opportunities observed in the materiality of Inter, and also from the perspective of ESG ratings, which consider the materiality of institutions in the field of sustainability.

As a result, Inter has also advanced in global ESG initiatives. According to data from the **Corporate Sustainability Assessment (CSA)**, prepared by S&P Global, an American company that follows market indicators, including those related to sustainability, the score obtained by Inter in the ESG criteria increased 77% between 2021 and 2022 due to improvements in transparency issues with the institution. Thus, Inter outperformed the industry average in all ESG issues.

Within Sustainability governance, the ESG Committee supports the Inter Group's ongoing commitment to sustainable management, in addition to broadening the reach of measures to disseminate issues considered material and a priority for the company's business.

Corporate Sustainability Assessment (CSA) from S&P Global

S&P Global's CSA rating increased 77% between 2021 and 2022, due to transparency improvements. Inter outperformed the industry average in all ESG issues.

Historical grades



50
40
30
20
10
0
2019
2020
2021
2022
26
46

ESG rating: 46

Environment

29

+8 points above the industry average

Social

55

+22 points above the industry average

Governance and economy

45

+7 points above industry and economy average

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inter&co
Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

One way to enhance this process of ESG integration into business is to associate sustainability and materiality with organizational strategy and the creation of new products. Thus, the Inter Group has adopted a broad model that disseminates these topics in all operational and executive spheres of the company.

To guide the sustainability strategy in a continuous, consistent way, and directed towards ESG goals, an internal agenda was built to integrate the topics among the company's several areas.

Inter operates at three levels for ESG integration: **strategic, tactical-operational, and granular**.

1

Strategic

At the strategic level, a benchmarking is done of the main ESG risks and opportunities related to the materiality and performance of each of the business verticals, defining the paths and processes required for the inclusion of these factors. Internal consulting work is also carried out by the Sustainability area for the improvement and inclusion of new products and services related to the topic in each of the verticals. In 2022, it was worked on to include goals related to consulting carried out at the strategic level. As a result of the ESG integration at the 2022 strategic level, there are two cases: based on the Sustainable Investment topic, the Research area created the Sonar ESG (see case); and based on the Conscious Consumption topic, the Sustainability area structured the Sustainable Living section, which enables customer to have access to sustainable behavior in a broad and complete way (see case).

2

Tactical-operational

The tactical-operational level consists of inferring the risks and opportunities of each of the materiality topics in the processes, projects, and products that support verticals business areas or sectors. Whenever possible, sustainability goals are included in management by results and variable remuneration. In 2021, goals were included in 14 areas of the company related to the maturity of several areas in relation to strategic topics, and, in 2022, the work followed the consulting done at the strategic level. In addition, since 2021, the Corporate Sustainability area has identified the main risks and opportunities related to all the Inter Group's materiality topics for all the company's new products, through an opinion from the area sent to the Products Committee, which evaluates the feasibility and strategic interest of launching new products by Inter.

3

Granular

This is an integration process that takes place through a volunteer group, called **Catalysts of Sustainability**. In 2022, it was formed by 114 employees from 92 distinct sectors and aims, through monthly meetings, to discuss the intersections between work and personal life and sustainability. On a monthly basis, the group is trained on topics related to Inter Materiality with the aim of enabling all Inter employees to also be protagonists of the company's ESG integration. Through the application of innovative impactful ideas, this team of employees influences ESG issues in the company's strategies and operations on a more granular perception level.

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Sustainability Catalysts

In sustainability awareness formation, the company has developed an internal mechanism aimed at disseminating the topic,
based on the strategy of taking the topic down to the granular level, in which it has built a training model for employees.

They are the Sustainability Catalysts, through which Inter
presents its differentials related to sustainability, and employees are trained to replicate the topics and grow with the
strategy within the company, with the opportunity for participants to register intrapreneurial ideas of impact, which
mitigate some risk or enhance some opportunity related to
the Inter Group’s materiality.

This is a way to train employees on relevant topics for the
business model and a global agenda for sustainable development, in addition to providing a space for leadership and
innovation. As a way of rewarding the most innovative idea,
the Group has an award called Catalyst of the Year, which
rewards the idea that generates the most impact and has
good execution capacity. In 2022, the most innovative idea
came from the employee Lídia Alexandrina, who presented
the Sustainable Score.

The winning initiative proposes the creation of a seal for the bank’s clients, with which they can be classified according
to their level of involvement with the sustainable products
available in the Super App.

The score should account for each sustainable action available in the Sustainable Living section (shopping at sustainable
stores, making donations, participating in volunteer work,
offsetting the impact on the climate by purchasing carbon
credits, etc.), thus creating a ranking of clients who are more engaged, and may also offer a system of rewards and valuation of these clients (see case study in this Report).

inter&co | Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

ESG Highlights – Products

ESG Advances – Inter Invest

As a result of the ESG integration in the Inter Invest business vertical, the Sustainability team has been supporting the Inter Asset and Inter DTVM teams in improving the governance, evaluation, and offer of products and reports with ESG content, on the Super App investment platform. The materiality topic, Sustainable Investment, drives this movement and sheds light on various possibilities for mitigating risks and enhancing opportunities. The following progress was made in this regard by Inter in 2022. [SASB FN-AC-410a.2]

The year 2022 was particularly rich for the investment funds segment managed by Inter Asset, which included an assessment of the existing portfolio against ESG criteria. Materiality requirements and commitments that reflect the degree of maturity in relation to sustainability were listed in a questionnaire in order to be able to assess companies' ESG maturity. This process was applied to 100% of equity portfolios and 53% of fixed income portfolios.

Furthermore, Inter has joined two extremely relevant initiatives in the environmental area, Investors for the Climate – which promotes engagement and training of professional investors to advance the agenda of portfolio decarbonization and climate risk mitigation – and the Principles for Sustainable Investment – an initiative created by the United Nations (UN) for financial market agents.

By signing it, Inter Asset committed to incorporate ESG topics into its investment analysis, decision-making, and policies.

In addition, the offer of Funds with ESG criteria available on Inter DTVM's Open Fund Platform was expanded:

- SulAmérica Crédito ESG FIRF
- Compassion ESG Credit Selection FIC FIRF CP LP
- JGP Crédito ESG FIC FIM CP
- JGP ESG FIC FIA
- BB Asset Ações Nordea Clima Global And
- MAG Global Sustainable FIC FMIE
- Schroeder Sustentabilidade Ações Globais USD FIC FIA IS
- Vox Desenvolvimento Sustentável FIRF CP LP
- Fama FIC FIA

When it comes to ESG aspects, one of the products that deserves to be highlighted is the Fama FIC FIA fund. Fama Investimentos has more than BRL 1.4 billion in assets under management. Its great differentiator is the long track record of management, with more than 29 years of history committed to responsible investment.

The fund invests in solid, well-managed Brazilian companies with excellent operating prospects, selected on the basis of purely fundamentalist criteria, always using conservative assumptions. Its aim is to achieve consistent returns through a portfolio of high-quality companies that meet ethical and



ESG criteria, have clear competitive advantages, and are led by experienced managers. Alignment of interest between controlling and minority shareholders, companies with strong balance sheets, and cash generators with potential for value creation initiatives are valued.

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Research Reports

Among the various materials that Inter makes available to
its clients are the Inter Research newsletters, which support investment decision-making. Inter’s Strategy and Economic
Research team is accessible through a newsletter and the
reports available to the client/investor.

In this list of materials produced by the team of experts are the following contents:

Going beyond these
items, Inter makes
available special
reports in which
one can monitor
the performance of
various market and
macroeconomic
conjunctures.
Macro Research
Analysis of the
economic conjuncture
and projections for
the Brazilian economy.
Real Estate Funds
Overview of the real
estate market and
recommended portfolio.
Equity Research
Recommendations
and analysis
of the main
listed companies.
Inter Strategy
Stay up to date with
what is happening in
the financial market.

inter&co Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Case

Sonar ESG

As a result of the ESG integration at the strategic level of the Inter Invest vertical, the Inter ESG Seal is a analysis that the Research team assigns to market companies, proving their standards regarding environmental, social, and governance issues. In addition, legitimizing the fiduciary duty to investors, companies need to demonstrate good financial fundamentals and attractive valuation with a buy or neutral recommendation.

The targeting of ESG topics has been a guideline for all investment areas that are related to Inter. It is from this commitment that Sonar ESG was born, an internal analysis structure of sustainability requirements, connected to environmental, social, and governance standards, to look at the performance of listed companies in the market and indicate them within future investment portfolios.

After adopting these analysis criteria, using a basis of parameters that are part of the Refinitiv system, a partner that provides information for global financial markets and supports, through its indicators, the construction of the first report focused on the ESG topic, in which 15 companies were checked at first, the balance requirements in the three spheres (environmental, social, governance) were looked at and what was highlighted in their profile, with the awarding of an Inter ESG Seal.

These evaluations, which are now presented to Inter's investors, take into account more than 400 parameters and are done systematically, and are updated contemplating all the companies evaluated.

With this report, Inter advances the ESG scope in its market performance analysis. Every quarter, listed companies that are on the radar of the investment portfolio are analyzed.

The analysis was divided into a summary of what the company's operating result was for the quarter, as well as investment thesis as seen by the analyst responsible for the coverage, and, of course, the main ESG advances, divided among these four points:

- **Highlighted if the company has obtained an ESG index of relevance;**
- **Environmental advances;**
- **Social advances;**
- **Advances in corporate governance.**

In addition, the main issues that the market has been discussing, such as the COP27 climate conference, which was the subject of intense debates, are covered. The points discussed throughout the conference lead to many expectations of how economies will behave with regard to the climate emergency, interfering with investments by various companies.

Based on this report, several companies started to establish closer contact with Inter in order to be always up to date with the information on their ESG initiatives and offer the market, through the Inter reports, a panel that is as up to date as possible in the classification of the sustainability aspects of their companies.

Annual Report Inter&Co 2022 25

Corporate Digital Economic Summary of Letter of Corporate

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governance environment performance indicators assurance information

One of the highlights of the Super App Inter can be evidenced in the strong adherence of customers to the Doctor Inter tele-
medicine service, an online medical consultation service that enables the first remote care and continued patient follow-up.
With this service, the patient has teleconsultations and can opt for scheduled care with a medical team of various special-
ties, including highly qualified nutritionists and psychologists.
Easy to search and schedule
Choice of specialist and appointment
scheduling with the Super App.
Discounts on laboratories and medicines
Up to 30% discount on medicines and up to 15%
discount on laboratory exams.
All without leaving home
100% digital consultations, prescriptions, exam
requests, and certificates.
Telemedicine within everyone’s reach
It is a democratic
and eco-efficient
service, as it
avoids travel and
is low cost.

inter&co
Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Case

Sustainable Living: sustainable behavior in the Super App

[GRI 203-2]

In an innovative and totally unprecedented way in Brazil, the Sustainable Living section in the Super App Inter brings to clients' day-to-day life tools that can help them have more sustainable behaviors and generate impact for other people and the planet.

Once again using digital expertise, Inter promotes new possibilities of interaction with clients, this time opening up a range of possibilities for impact. The section was built as a result of the environmental, social, and governance (ESG) integration at the strategic level for the Inter Shop vertical, as a way to enhance the materiality topic Conscious Consumption. The functions were structured with all the sustainability actions in which Inter is already directly involved and maturity, such as donations, volunteer work, and the calculation and offsetting of its greenhouse gas (GHG) emissions in mind.

The Sustainable Living section brings to the Super App the possibility for the client to participate with Inter in the construction of a more balanced and sustainable world for people and the planet.

Inter understands that it has a direct impact on the lives of its more than 25 million customers. In this manner, by simplifying people's lives toward sustainable behavior, it is possible to generate real change on the planet and society. Thus, the section that provides options for participating in a sustainability agenda was created, taking advantage of the tools that the client already uses in his digital transactions with Inter.

With a dedicated link, it is possible to create a connection between the client and the sustainable world, where features such as the carbon emissions calculator help in the understanding of causes directly linked to ESG requirements.

For the cashback donation feature, two reputable social institutions were chosen to, in this first phase, be partners and be able to receive donations from customers. Using features that are already available in the application and further enhancing the personal gains that the customer already has by having an account with Inter, in a few clicks, he can donate his cashback to Doctors Without Borders Brazil (MSF Brazil) and WWF-Brasil.



"We appreciate the partnership with Inter, which expanded the **visibility of the Atados platform to Inter's clients**. With our partnership in the Sustainable Living section, in the Super App, we were able to reach thousands of Brazilians who can now engage in volunteer work and make a difference in the most diverse causes. The process of building the platform was very careful, and we already realize that this is a partnership that is just the beginning of many things we can do together!

Daniel Morais
Founder of Atados

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Doctors Without Borders
is an independent medical “ humanitarian organization, and

partnerships like the one we

have with Inter allow us to take
health care where it is most
needed. Thank you so much for walking
beside us. Together we can transform
realities and save lives.

Renata Castro, Partnerships and Special Projects
Doctors Without Borders Brazil

To get an idea of the range offered in the application, the
client can search for volunteer positions through the Atados platform, calculate and offset their impact on the climate
with the calculator built by GSS Carbon, have access to
sustainable stores that are already in the Inter Shop, learn from the financial education and social and environmental
education content that is available for free on the Inter blog, and hire telemedicine services in the Inter Doctor section.

With Sustainable Living,
Inter’s ecosystem gained

“ more functionality and
expanded for the Super
App several of its internal ESG
agenda developments, further
strengthening our eco efficiency
and sustainability DNA. We want to
use our Super App to educate our
clients and encourage sustainable
behavior in a simple, broad, and
unprecedented way.

Christiano Rohlfs Coelho,
head of Sustainability at Inter&Co

For more
information,
click here!
In addition to creating this specific sustainability section within the Super App, Inter understands the opportuni
ty to include products and services related to the topic
of sustainability in other experiences already existing in
the Super App. For this reason, the cashback one time
donation feature was also built, available at the end of
the experience of all Inter Shop purchases made in the
app environment.

For 2023, Inter developed a roadmap of other sustainabil
ity related products and services within the Super App,
both in the Sustainable Living section and in other expe
riences and other audiences.

inter&co | Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Global Compact and SDGs

Listening to the stakeholders' perspective and aligned with the **Ten Principles of the Global Compact** are examples of how the Inter Group seeks to be broader and more assertive in its sustainability strategy, aiming to build an offer of products and services that promote conscientious transformation, becoming an important agent in achieving a regenerative economy.

Inter has been a signatory of the **UN Global Compact Network Brazil since 2020**, and the **Sustainable Development Goals (SDGs)** permeate its sustainability guidelines.

The **17 SDGs and their 169 targets** were evaluated through the expertise of the Sustainability team, with analysis of actions that are currently developed by the company and converge with some of the SDGs.

As the business evolves, the Inter SDG Map is updated to reflect which SDGs are most correlated to the activities and the impact generated, in line with the related 2030 Agenda Goals.

In building the presentation of the SDG framework, the priority and secondary SDGs were placed in the context of materiality and the actions developed by the Inter ecosystem. The SDGs are aligned with the dynamics of the strategies and practices already implemented by the Inter ecosystem and that are naturally contributing to the achievement of these goals. In the next steps of ESG integration, the Group will define the strategies for action based on the update of their materiality.

Inter has intensified an internal agenda of training and dissemination of Agenda 2030 and the SDGs to be developed and achieved within the company's business strategies. Since 2020, more than 332 employees from 165 sectors have completed the Agenda 2030 course within the Inter Academy education platform.

In addition, upon joining Inter, all employees undergo onboarding training, in which topics such as Agenda 2030, stakeholder capitalism, conscious capitalism, SDGs, sustainability, ESG, climate change, social responsibility, recycling, and materiality are covered. Thus, since 2020, 100% of the employees have been trained in these topics.

Inter is also part of the Challenge 2030 Network (D2030) and the MG SDG Hub, initiatives formed by organizations from Minas Gerais that seek to be more sustainable each day, united to expand the contribution of the business community of Minas Gerais to meet the 2030 Agenda. The SDG Hub is linked to the Global Compact Network Brazil, supporting projects, education initiatives, and actions to promote sustainability in the state.

Inter SDG Map


1
2
3
4
5
7
8
9
10
11
12
13
16
17

When employees finish the Agenda 2030 training, they receive a button to identify them as fostering the SDGs.

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Summary of indicators
Letter of assurance
Corporate information

Inter is also part of a network of associations and actively participates in representative entities related to capital markets, advocacy of environmental topics, ESG, climate change, and social development: [GRI 2-28]

SOCIAL

- Ethos Institute of Social Responsibility;
- Global Compact Network Brazil, a UN initiative with the business sector;
- 2030 Challenge Network - Minas Gerais;
- SDG MG Hub, linked to the Global Compact Network Brazil;
- Minas Gerais Corporate Volunteering Committee (CMVC);
- Committee S (Social Responsibility) of the Brazilian Association of Banks (ABBC);
- Cooperation for Development and Human Housing (CDM).

CLIMATE

- Investors for the Climate (IPC);
- GHG Protocol Brazil – Public Emissions Registry.

FINANCIAL MARKET

- ABBC, acting as a member of the Compliance Committee, with direct action on anti-corruption and compliance issues, and of Committee S, which deals with issues of social responsibility;
- Brazilian Federation of Banks (Febraban), acting as member of the Board of Directors, ESG Committee, and Executive Board;
- Nasdaq ESG and other initiatives in which Inter is engaged.

GOVERNANCE

- Principles for Responsible Investment (PRI)/UN;
- Brazilian Institute of Corporate Governance (IBGC);
- Amcham.

Inter also stands out in other market indicators. The evolution in the Morgan Stanley Capital International (MSCI) ranking since 2019, when Banco Inter was a listed company on B3, has been relevant. In 2022, the year of the corporate reorganization, Inter's rating increased from **BB** to **BBB**, reflecting the evolution of its ESG practices.

Evolution in MSCI Ratings


BBB
BB
B
October 2019
September 2020
June 2022

MSCI is one of the world's leading global providers of data and indices for investors, accumulating over 50 years of experience in data and research for building portfolios focused on risk, return, and confidence.

Annual Report Inter&Co 2022
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CORPORATE
GOVERNANCE

[GRI 2-9, 2-10, 2-11, 2-12, 2-13, 2-15, 2-16, 2-17, 2-18, 2-19, 2-20, 2-23, 2-24,
2-25, 2-26, 2-27 | GRI 202-2 | GRI 205-1, 205-2, 205-3 | GRI 405-1 | GRI 415-1
| SASB FN-AC-410a.2, FN-IB-510b.4, FN-AC-330a.1, FN-CB-510a.2, FN-CB550a.
1, FN-CB-550a.2]

Corporate Digital Economic

Presentation People Environment Exhibits

governance environment performance

Inter&Co has an ongoing commitment to best governance
practices, whether they are associated with compliance standards or the adoption of market best practices.

The Inter Group’s governance bodies, through the strategic
vision of the Boards of Directors of Inter&Co and the Group’s
other companies, as well as their advisory committees, integrate the performance of environmental, social, and governance
(ESG) issues with the perception of business risks and
opportunities, safeguarding the interests of its shareholders, clients, and other stakeholders. Leadership plays its role
through a culture of governance, transparency, accountability, integrity, social responsibility, and sustainability. [GRI 2-12]

The governance practices adopted by Inter&Co are aligned
with the regulatory parameters of the markets where it operates and in line with Nasdaq rules, U.S. Securities and Exchange
Commission (SEC) regulations, U.S. capital markets
legislation applicable to foreign private issuers, and the regulations of the Securities and Exchange Commission of Brazil
(CVM) applicable to foreign issuers registered in Category A with a Level 2 Brazilian Depositary Receipts (BDRs) program.

Summary of Letter of Corporate
indicators assurance information

Since the migration of the shareholder base to Nasdaq, the
publicly traded company of the Inter Group has become Inter&
Co. As a result, the quarterly and annual financial statements for Inter&Co are now published in accordance with
International Financial Reporting Standards (IFRS). With this, all quarterly reports with financial and managerial analyses made available by the Investor Relations area are now based
on this standard. [GRI 2-16]

Inter&Co governance [GRI 2-9]

After the corporate reorganization, Inter&Co’s Board of Directors became the group’s main governance body, with a
strategic vision for all its businesses. Inter&Co’s Board of
Directors is assisted by an Audit Committee, established in
accordance with SEC and Nasdaq rules, composed of independent members only.

In addition, Banco Inter continues to have (i) its own Board of Directors, (ii) its own Audit Committee, composed in accordance with the rules of the Central Bank of Brazil, (iii) and
other corporate advisory committees for technical matters,
which also include the participation of independent members
of Inter&Co’s Board of Directors, which, as stated, strategically oversees the group’s business.

Corporate Digital Economic

Presentation People Environment Exhibits

governance environment performance

Inter&Co has an ongoing commitment to best governance
practices, whether they are associated with compliance standards or the adoption of market best practices.

The Inter Group’s governance bodies, through the strategic
vision of the Boards of Directors of Inter&Co and the Group’s
other companies, as well as their advisory committees, integrate the performance of environmental, social, and governance
(ESG) issues with the perception of business risks and
opportunities, safeguarding the interests of its shareholders, clients, and other stakeholders. Leadership plays its role
through a culture of governance, transparency, accountability, integrity, social responsibility, and sustainability. [GRI 2-12]

The governance practices adopted by Inter&Co are aligned
with the regulatory parameters of the markets where it operates and in line with Nasdaq rules, U.S. Securities and Exchange
Commission (SEC) regulations, U.S. capital markets
legislation applicable to foreign private issuers, and the regulations of the Securities and Exchange Commission of Brazil
(CVM) applicable to foreign issuers registered in Category A with a Level 2 Brazilian Depositary Receipts (BDRs) program.

Summary of Letter of Corporate
indicators assurance information

Since the migration of the shareholder base to Nasdaq, the
publicly traded company of the Inter Group has become Inter&
Co. As a result, the quarterly and annual financial statements for Inter&Co are now published in accordance with
International Financial Reporting Standards (IFRS). With this, all quarterly reports with financial and managerial analyses made available by the Investor Relations area are now based
on this standard. [GRI 2-16]

Inter&Co governance [GRI 2-9]

After the corporate reorganization, Inter&Co’s Board of Directors became the group’s main governance body, with a
strategic vision for all its businesses. Inter&Co’s Board of
Directors is assisted by an Audit Committee, established in
accordance with SEC and Nasdaq rules, composed of independent members only.

In addition, Banco Inter continues to have (i) its own Board of Directors, (ii) its own Audit Committee, composed in accordance with the rules of the Central Bank of Brazil, (iii) and
other corporate advisory committees for technical matters,
which also include the participation of independent members
of Inter&Co’s Board of Directors, which, as stated, strategically oversees the group’s business.

Corporate Digital Economic

Presentation People Environment Exhibits

governance environment performance

Inter&Co has an ongoing commitment to best governance
practices, whether they are associated with compliance standards or the adoption of market best practices.

The Inter Group’s governance bodies, through the strategic
vision of the Boards of Directors of Inter&Co and the Group’s
other companies, as well as their advisory committees, integrate the performance of environmental, social, and governance
(ESG) issues with the perception of business risks and
opportunities, safeguarding the interests of its shareholders, clients, and other stakeholders. Leadership plays its role
through a culture of governance, transparency, accountability, integrity, social responsibility, and sustainability. [GRI 2-12]

The governance practices adopted by Inter&Co are aligned
with the regulatory parameters of the markets where it operates and in line with Nasdaq rules, U.S. Securities and Exchange
Commission (SEC) regulations, U.S. capital markets
legislation applicable to foreign private issuers, and the regulations of the Securities and Exchange Commission of Brazil
(CVM) applicable to foreign issuers registered in Category A with a Level 2 Brazilian Depositary Receipts (BDRs) program.

Summary of Letter of Corporate
indicators assurance information

Since the migration of the shareholder base to Nasdaq, the
publicly traded company of the Inter Group has become Inter&
Co. As a result, the quarterly and annual financial statements for Inter&Co are now published in accordance with
International Financial Reporting Standards (IFRS). With this, all quarterly reports with financial and managerial analyses made available by the Investor Relations area are now based
on this standard. [GRI 2-16]

Inter&Co governance [GRI 2-9]

After the corporate reorganization, Inter&Co’s Board of Directors became the group’s main governance body, with a
strategic vision for all its businesses. Inter&Co’s Board of
Directors is assisted by an Audit Committee, established in
accordance with SEC and Nasdaq rules, composed of independent members only.

In addition, Banco Inter continues to have (i) its own Board of Directors, (ii) its own Audit Committee, composed in accordance with the rules of the Central Bank of Brazil, (iii) and
other corporate advisory committees for technical matters,
which also include the participation of independent members
of Inter&Co’s Board of Directors, which, as stated, strategically oversees the group’s business.

inter&co
Presentation
Corporate governance
People
Environment
Digital environment
Economic performance
Exhibits
Summary of indicators
Letter of assurance
Corporate information

The agenda for Board of Directors meetings is defined jointly by the Board members, and all Board members are encouraged to request inclusion of topics they consider relevant for the meetings. The chairman of the Board is responsible for organizing the agenda, with the support of the Executive Board and the Secretary of Governance, and for ensuring that the topics requested by board members are present at the meetings.

The Internal Rules of the Board regulate its operation, its convening and call to order, the quorum for resolutions, the procedures for formalizing decisions, the support functions performed by the Governance Board, and the duties and responsibilities of Board members.

The Board of Directors meets ordinarily at least eight times per year or whenever necessary. All meetings of the Inter Group's governance bodies have been held, since 2019, with the support of a governance portal, which allows secure and traceable access to the support materials prepared for the discussion of the agenda topics. This same platform is used for signing and archiving minutes and other governance documents. [GRI 2-13]

Governance technology innovations have also been in use since 2021 by Banco Inter and now by Inter&Co for shareholder meetings online, in order to facilitate and encourage everyone's participation.

Inter adopts variable remuneration programs that cover all employees covered by the Consolidated Labor Laws and members of senior management, in order to recognize the deliveries achieved by Inter and individual performance, thus enabling a more attractive and competitive total compensation potential, in line with the practices adopted by the market. [GRI 2-19]

Profile of boards, committees, and executive board

[GRI 405-1 | SASB FN-AC-330a.1]

Female/male


78%
Male
22%
Female

Age group


1.24%
<30 years old
17.39%
>50 years old
81.37%
30< >50 years old

Ethnicity


1.9%
Yellow
10.6%
Brown
13%
Not declared
74.5%
White

Note: The percentage of people with disabilities in 2022 was 0.6%.

Annual Report Inter&Co 2022
35

Corporate Digital Economic Summary of Letter of Corporate

Presentation People Environment Exhibits

governance environment performance indicators assurance information

Since 2021, an annual evaluation is conducted
by the Board of Directors regarding
its performance and functioning, the work
done by its committees, and the Governance
Secretary. The evaluation is done individually
by Board members, using an online form focused
on the individual performance of the
board members and the joint body. Based
on the results, the Governance Secretary
prepares, together with the chairman of the
Board, reports and action plans for each of
the points for improvement identified in the
assessment. [GRI 2-18]

The remuneration of our officers and directors
is compatible with the Inter Group’s Risk
Management Policy, which is formulated so
as not to encourage behavior that increases
risk exposure above levels considered prudent
in the short-, medium-, and long-term
strategies adopted. The Management Compensation
Policy is based, among other cri-
teria, on Resolution No. 3,921 of the Central
Bank of Brazil.

For more
information,
click here!
The individual compensation of employees
and members of senior management is determined
on the basis of the internal compensation
management policy and the prevailing
salary scale. Periodically, specialized
compensation consultants are hired for salary
surveys and to review the compensation
models, ensuring adequacy and competitiveness
in the market. [GRI 2-20]

Inter&Co’s Board of Directors and Exec-
utive Board compensation information is
available on Form 20F (SEC) and the Ref-
erence Form (CVM). (saiba mais [https://
ri.bancointer.com.br/]).
Inter&Co’s Board of Directors
and Executive Board
compensation information is
available on Form 20F (SEC)
and the Reference Form (CVM).
Of the total members of senior management,
86% were hired locally, with definition of the
location being the metropolitan region of
Belo Horizonte (MG). All members of senior
management (officers and directors, superintendents,
and executive managers) are considered
for this indicator, with no significant
changes since the last cycle. [GRI 202-2]

It is a commitment of the senior management
to keep all the access channels to the
interested public supplied with information
and using interactive models, through
which they can request support from the
company to obtain supplementary data and/
or facilitate access to the digital services
offered by the company.

Inter keeps its policies up to date to support
governance and reinforce its commitments
to ethics and transparency.

Corporate Digital Economic Summary of Letter of Corporate

Presentation People Environment Exhibits

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Committees

[GRI 2-9, 2-16, 2-17]

Inter Bank Committees
Currently, Inter&Co's Board of Directors has a corporate advisory committee, the Audit Committee. This committee, established
as provided for in SEC and Nasdaq rules, is composed
only of independent members of the Board of Directors, one
of whom is considered the committee's financial expert, given his recognized experience in corporate accounting and
auditing matters.

For Banco Inter’s governance, the Board of Directors determined an advisory structure made up of five corporate committees
focused on key business issues. Of these, four have
independent members in their composition.

Audit Committee
[GRI 2-23]
Inter&Co's Audit Committee is responsible
for monitoring: (i) the integrity of its
financial statements, internal controls, and
the functioning of the internal audit; (ii)
the qualification, independence (including
monitoring the hiring of non-audit services),
and performance of the independent
auditors; (iii) Inter&Co's ethical performance
and compliance with legal and regulatory
requirements applicable to its activities; and

(iv) related party transactions.

Operational Risk and
Compliance Committee
Composed of an independent member of the Board
of Directors and nine executives, the Operational
Risks and Compliance Committee is responsible
for promoting and ensuring the application of risk
management guidelines and strategies for Banco
Inter. The committee manages the various non-
financial risks in a preventive manner, ensuring
compliance with regulatory standards and
monitoring the monthly and cumulative Compliance
Index. It is also responsible for overseeing the
application of compliance rules, supporting the
development of the institution's risk culture and
assessing the adequacy of risk management
processes under established policies. It also
monitors operational risk events, action plans in
place, business continuity and crisis management,
and social and environmental risk. The committee
also assesses and oversees the work of the CRO in
relation to operational risk management.

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Audit Committee
[GRI 2-23]
Personnel and Compensation
Committee [GRI 2-20]
Asset, Liabilities, and
Liquidity Committee
Inter Bank Committees
Composed of three independent members, this
committee is set up in accordance with the rules
of the Central Bank of Brazil. In addition, one of its
members is a financial expert, with a background in
a related field and with prior knowledge in auditing
and financial analysis. Its main competencies
include: prior review of the quarterly, half-yearly,
and annual financial statements; monitoring
the quality and integrity of the internal control
mechanisms and financial information disclosed;
assessing the effectiveness of internal and
independent audits; recommending the entity to
be hired to provide independent audit services;
maintaining corporate governance standards;
evaluating and monitoring, in conjunction with
management and the internal audit area, the
suitability of related party transactions carried out
by the Bank; and assisting senior management
executives in decisions regarding compliance with
the Bylaws and laws and regulations.

Inter's People and Compensation Committee
is responsible for drafting, reviewing, and
overseeing implementation of the Compensation
Policy, as well as proposing forms of
compensation and benefits for managers. The
committee should assess future scenarios and
identify discrepancies with similar companies,
ensuring that the Remuneration Policy is in
line with the Integrated Risk Management
Policy and Inter's financial targets. It is also
responsible for drawing up and reviewing the
Management Evaluation and Appointment Policy,
the Management Succession Policy and the
CEO Succession Map, as well as recruiting and
selecting candidates for Inter Group management
positions in conjunction with the People and
Management Department. Its composition
includes three members of the Board of Directors
and all its decisions are submitted for approval
by the Board of Directors to ensure that the
compensation strategy is aligned with the
strategic objectives of the Inter Group.

The Assets, Liabilities, and Liquidity Committee deals with issues related to the review and approval of matters that impact on
Banco Inter's market, capital, and liquidity exposures; approval of management methodologies; measurement and control of
risk exposure limits, and assurance of full compliance with the mandates defined by the Board of Directors.

Credit Risk Committee
It advises the Board of Directors on approval of
methodologies and models used to measure credit risk; on
definition of maximum credit exposure limits; on defining
the sufficiency of prudential reserves; and definition of
credit risk management.

inter&CO Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Risk management

[GRI 2-23, 2-24, 2-25]

Within the governance process, Inter&Co works risk management as a set of activities carried out to identify, evaluate, measure, control, monitor, and manage the risks considered material or a priority by the company.

Management occurs both proactively and prospectively, based on an understanding of the types of risk, their respective characteristics and interdependencies, and their potential impact on the business. Risk management is led and supervised by areas that act independently and have structures that are appropriate to the complexity of the company's activities.

As one of Inter's transparency commitments, the risk analysis reports are available with the quarterly results, with details and public information on the company's institutional website. Inter systematically produces exclusive, customized materials aimed at informing its stakeholders.

Furthermore, Inter works actively to ensure the mitigation of risks relevant to its strategy, such as data protection and privacy, in the fight against fraud and money laundering, as well as having tools to monitor all operations in the legal criteria of the fight against financing of terrorism, through permanent internal controls, as well as in the integrity of the processes that support the issuance of its Financial Statements.

Risk management policies

[GRI 2-25]

Inter's risk management policies define strategies and guidelines for the management of the most relevant (or priority) risks associated with the company's main processes.

The risk management policies and the Risk Appetite Statement (RAS) complement each other and are aligned with the company's strategy. The other standards and policies derive from the Risk Appetite Statement and seek to establish guidelines, parameters, and controls for the development of activities and business within previously defined limits.

Social, environmental, and climate risks

[GRI 2-25 | SASB FNAC-410a.2]

Inter has been working hard on adjusting its credit portfolios, creating internally a series of trainings and research methodologies, to bring sustainability criteria management to the credit segment.

One of the processes completed was the alignment with the Green Taxonomy of the Brazilian Federation of Banks (Febraban). This taxonomy reflects the classification of economic activities from a social and environmental and climate perspective by proposing three classification modalities: Green Economy, Climate Change Exposure, and Environmental Risk Exposure. Such classifications assist financial institutions in assessing the risks inherent to clients, sectors, and operations.

Inter is also aligned with the protocols established by the Central Bank of Brazil regarding the management of social, environmental, and climate risks. These guidelines are formalized in the Social, Environmental, and Climate Responsibility Policy (PRSAC).

Annual Report Inter&Co 2022

39

Corporate Digital Economic Summary of Letter of Corporate

Presentation People Environment Exhibits

governance environment performance indicators assurance information

Business Plan Management

As required by Central Bank of Brazil, the Inter
banking segment performs stress testing annually,
which is incorporated into capital planning
and presented to the Board of Directors.

[SASB FN-CB-550a.2]

This procedure allows the company’s resilience
and capital adequacy to be assessed,
as well as provides support for understanding
the behavior of portfolios during crises.
Inter uses the results obtained to calibrate its
risk appetite and also to review the robustness
of its strategy and capital plan, which
makes it an essential tool in improving management’s
decision-making.

To define the stress scenarios, a selection of
the company’s main risks and their most relevant
portfolios is done, always considering
the risk exposure limits. For 2020 and 2021,
with the advancement of Covid-19, as well
as for 2022, the macroeconomic parameters
were reviewed in the projection of the scenarios,
considering the economic slowdown
and potential risks, besides their effects on
the company’s strategic planning; additionally,
for 2022, it was pointed out as an important
input for preparation of the recent
economic impact stress scenario caused by
the global pandemic.

Even in this scenario, it was found that the
company’s capital is adequate and adheres
to strategic planning.

The constant monitoring of risks that may affect
the adequacy of capital and liquidity to
the Inter Group’s internal and regulatory standards
is an activity considered fundamental
to the company. The Central Bank uses the
same definitions as the Basel Committee
to classify Brazilian financial institutions as
Global Systemically Important Financial Institutions
(G-SIFIs), as released by the Financial
Stability Board (FSB). [SASB FN-CB-550a.1]

Further information is available in the Reference
Form, item 10.1 – General financial and
equity conditions.

For more
information,
click here!

Corporate Digital Economic Summary of Letter of Corporate

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Ethics system & integrity

[GRI 2-24, 2-25 | GRI 205-1]

Inter believes that the adoption of good corporate governance practices adds value to the business and is a key factor for the company’s sustainability and longevity. In this sense, the compliance structure aims to ensure integrity and compliance with applicable laws, regulations, and standards, as well as to strengthen guidelines and procedures aligned with the
company’s strategic objectives.

The Compliance area is structured according to the three
management lines model, conceived by the Institute of Internal
Audit (IIA), i.e., a structure that integrates processes
and people in the Compliance Program within the scope of
risk management, assigning responsibilities for each front.

To better match responsibilities and tasks and to support the company’s strong growth in all its business lines, the Compliance area was segmented into two areas of operation: Integrity
and Regulatory.

Regulatory

It aims to ensure the institutional regulatory adherence of
each segment of Inter, having as scope:

» Regulatory/legislative monitoring and its impacts;
» Relationships and interactions with regulators and

self-regulators;
» Regulatory risk assessment;
» Non-conformity management and corrections;
» Product governance.

Integrity

Its objective is to ensure the application and effectiveness of the Compliance Program pillars, which are:

» Risk assessment, fraud, anti-corruption, and bribery;
» Code of Conduct and regulatory management;
» Culture of integrity, communication, and training;
» Third-party due diligence;
» Internal investigation;
» Certifications and reputation.

inter&CO
Presentation | **Corporate governance** | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Inter's Compliance Program was established by means of a set of guidelines and initiatives supported by the pillars of prevention, detection, and response, of any inappropriate or unethical actions, harmful acts, or non-compliance with laws, regulations, and internal rules, which may damage the assets, reputation, and/or image of the company, its investors, clients, and other stakeholders. [SASB FN-IB-510b.4]

The initiatives in each of the program's pillars are endorsed and supported by senior management and the constant strengthening of the culture of integrity. [GRI 2-24]

REGULATORY

- **Regulatory/legislative** monitoring and its impacts
- Relationship and interactions with **regulators and self-regulators**
- **Regulatory risk** assessment
- Management of **non-compliance** and the respective corrections
- **Product and service** conformity analysis/**product governance**
- Projects of regulatory adherence and propositional agenda


Prevent
Compliance risk assessment
Code of Conduct and compliance policies
Communication and training
Governance and culture
Reports
Ethics Channel
Non-conformity management
Third-party due diligence
Internal investigations
Monitoring and testing
Answer
Detect

INTEGRITY

- Fraud, anti-corruption, and bribery **risk assessment**
- **Code of Conduct** and regulatory management
- Communication and **training**
- Third-party **due diligence**
- **Ethics Channel** and internal investigations
- **Certifications** and reputation

Annual Report Inter&Co 2022
42

Corporate Digital Economic Summary of Letter of Corporate

Presentation People Environment Exhibits

governance environment performance indicators assurance information

The Compliance area continuously works together with the

Inter does not make political contributions or
contributions to parties or campaigns. [GRI 415-1]
Contracts entered into with third parties
and business partners have anti-corruption
clauses to ensure compliance with applicable
legal and regulatory obligations, such as
external standards, Code of Conduct and
Ethics, and internal policies.
The Compliance area is responsible for
the integrity due diligence process at Inter,
which aims to provide transparency and
security when hiring third parties. Risks are
evaluated in terms of reputation, conflicts of
interest, and relationships with public entities,
among others. Through an approach based
on advance knowledge of the risks involved
in entering into contracts, the third-party
due diligence process enables definition of
efficient controls to minimize them. [GRI 2-15]
All Inter employees must participate annually
in the essential training program, which
includes a course on the Code of Conduct
and Ethics.
Compliance Index
risk owners in the design, implementation, and monitoring of integrity and compliance risk response plans. To measure the effectiveness of the compliance environment,
Inter’s culture of integrity, and the adherence of all areas of
Additionally, corruption risk prevention includes mechanisms the company, the Compliance Index was implemented in 2021.
that mitigate vulnerability to the most diverse forms of corruption, both internally and in external interactions. [GRI 205-1] Implementation of the Compliance Index has brought greater visibility to our compliance level through the monitoring and control of some compliance indicators.

In 2022, the index was expanded to add new indicators, on
the following topics:

1
2
3
4
5
6
Training

Non-conformities

New regulations

Standards

Data protection and phishing

Privacy

Corporate Digital Economic Summary of Letter of Corporate

Presentation People Environment Exhibits

governance environment performance indicators assurance information

The Code of Conduct and Ethics provides Inter’s basic guidelines on the conduct expected of everyone, employees and third parties, in relation to issues of high relevance to the business, stakeholders, the market, clients, the community, and employees. It is a company-wide policy mandatory for all. [GRI 2-24]

In addition to the Code of Conduct and Ethics, the following are policies that must be accepted by all employees and members of senior management: [GRI 2-15, 2-23]

Policy on Securities Trading of Material Fact or Act
Information Security and Cybersecurity Policy

Anti-Corruption Policy

Operational Risk Policy

Consequence Policy

Policy on Promotional Items, Gifts, and Entertainment

Conflict of Interest Policy

Internal Controls Policy

Inter’s Anti-Corruption Policy, approved by
the Board of Directors, applies to all officers
and directors and employees – regardless
of hierarchical or functional level or place of
operation – and to all suppliers, service providers,
and business partners.

The document aims to establish guidelines
for preventing and combating situations
prone to acts of corruption, bribery,
and fraud, based on Law No. 12,846/2013
(the Anti-Corruption Law) and Decree No.
11,129/2022, in order to ensure that during
the conduct of business the highest standards
of integrity, legality, and transparency
are adopted. [SASB FN-IB-510b.4]

All employees must confirm their acceptance,
stating that they have read and understood
the provisions contained in the document
and are committed to complying with and
respecting it in all activities related to the
Inter, ensuring its full application.

In 2022, there were no corruption cases and,
therefore, no costs for fines, penalties, or
settlements related to the issue. Likewise,
no penalties were recorded for employees
for non-compliance with the policy. [GRI 205-3]

No fines were imposed as a result of regulatory
non-compliance in 2022. [GRI 2-27]

By 2022, all employees, including members
of governance bodies, have been communicated
the policies adopted by Inter in the
fight against corruption. [GRI 205-2]

99% of Inter’s employees (3,822)
took the Code of Conduct
and Ethics training in 2022.

Additionally, the Anticorruption
Policy was accepted by

2,111employees.

The Code of Conduct and Ethics is made available to
suppliers at the time of engagement, according to clauses
in the standard draft.

Corporate Digital Economic Summary of Letter of Corporate

Presentation People Environment Exhibits

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Ethics Channel and internal investigations [GRI 2-26]

Inter believes that the Ethics Channel is
one of the main mechanisms for identifying
conduct that is considered unethical or that
violates the ethical principles and standards
of conduct and/or the legislation in force.

The channel is confidential for the whistleblower,
the party reported, and for those
who participate in the investigation regarding
the reported violation, as well as the content
of the reports. The communication channel is
available on internal and external websites,
through the link, and by telephone, in Portuguese
and English, 0800 887 0077, 24 hours
a day, seven days a week. [SASB FN-IB-510a.2]

Communication
and training [GRI 205-2]
At Inter, 98% of the employees
were trained on the Essential
Track via the Inter Academy
learning platform. Throughout
the year, other specific training
sessions were held for various
audiences, aligned with the
needs of the business.
Inter does not tolerate any discrimination or
retaliation against whistleblowers who have
reported violations and suspected violations
in good faith, even if their report proves to
be unfounded.

By detecting indications of the occurrence of
incidents, the Compliance area carries out an
internal investigation, which serves as a basis
for the appropriate measures to be taken.

The investigation is based on confidentiality,
impartiality, and secrecy, aiming at the
protection of both the whistleblower and the
party reported. The reports from the investigation
are directed to the Ethics Committee.

The Compliance area presents, biannually,
for the Board of Directors, the Ethics Channel
report containing quantitative and qualitative
information about the reports received in the
period, as well as identification and reporting
of reputational information. [SASB FN-CB-510a.2]

PEOPLE

[GRI 2-7, 2-8, 2-25, 2-29, 2-30 | GRI 202-1 | GRI 203-1, 203-2 | GRI
401-2, 401-3 | GRI 404-1, 404-2, 404-3 | GRI 405-1 | GRI 408-1 |
GRI 409-1 | GRI 418-1 | SASB FN-AC-330a.1, FN-CB-230a.2, FN-AC270a.
3, FN-AC-410a.2, FN-CF-220a.1, FN-CB-230a.1, FN-CF-000.A,
FN-CF-000.B]
as
PEOPLE

[GRI 2-7, 2-8, 2-25, 2-29, 2-30 | GRI 202-1 | GRI 203-1, 203-2 | GRI
401-2, 401-3 | GRI 404-1, 404-2, 404-3 | GRI 405-1 | GRI 408-1 |
GRI 409-1 | GRI 418-1 | SASB FN-AC-330a.1, FN-CB-230a.2, FN-AC270a.
3, FN-AC-410a.2, FN-CF-220a.1, FN-CB-230a.1, FN-CF-000.A,
FN-CF-000.B]PEOPLE

[GRI 2-7, 2-8, 2-25, 2-29, 2-30 | GRI 202-1 | GRI 203-1, 203-2 | GRI
401-2, 401-3 | GRI 404-1, 404-2, 404-3 | GRI 405-1 | GRI 408-1 |
GRI 409-1 | GRI 418-1 | SASB FN-AC-330a.1, FN-CB-230a.2, FN-AC270a.
3, FN-AC-410a.2, FN-CF-220a.1, FN-CB-230a.1, FN-CF-000.A,
FN-CF-000.B]

inter&co Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Employees

Inter believes in its employees as a differential to leverage business development and sustainable growth. To this end, it dedicates special attention to a whole set of initiatives to create a healthy environment at the company that enables great deliveries, successful professional careers, and people fulfilled within their activities. These are factors that, when well managed, impact on the satisfaction of clients, suppliers, and shareholders.

In the quest to gradually improve all processes in people management, Inter is prepared to manage a corporate benefits plan, create and expand internal programs, and regularly monitor the internal satisfaction level of the teams.

To continue with a look aimed at employees, Inter believes that it is first necessary to strengthen the culture, which is very much connected to achievement, innovation, entrepreneurship, and results.

To this end, in 2022, a diagnostic survey of the organizational culture was conducted. The survey was sent to all employees, obtaining **84% engagement**. In addition, interviews and focus groups were conducted at all levels of the company. [GRI 2-29]

Based on this diagnosis, it was possible to identify Inter's cultural drivers:

Focus

A culture of people who know where they are going and value efficiency and excellence.

Doing it together

A culture of daring to perform, experiment, and take risks, in collaboration and with resilience.

Spark

A culture of curiosity and passion, which always goes beyond.

Feedback

An open culture, made of people who know how to listen and speak their minds, combining empathy and assertiveness.

Transparency **Partnership** **Innovation** **Security** **Experience**

These values are the basis for Inter's Code of Conduct and corporate governance, as well as cultural drivers at the company.

Annual Report Inter&Co 2022

47

In the last two years, the number of employees has grown significantly, creating a diverse environment, which also reflects the growth of the company, which today has three physical business units in Brazil, the headquarters being in Belo Horizonte (MG), where most of the professionals work, and the others in São Paulo (SP) and Recife (PE).
Age group
Ethnicity
<30 years old 2,057
White
30< >50 years old 1,930
Brown
>50 years old 97
Yellow Indigenous Not
reported
Employees
1,685
Women
2,399
Men
4,084
41% 59%
Workforce in 2022
[GRI 2-7 | GRI 405-1]
Base-date: 12/31/2022
2.328 1.157 307 82 5 60 145* * Including four people who did not fill in this field of the register Annual Report Inter&Co 2022

41% of employees are women 34.4% <30 years old 30< >50 <30 years old <30 years old years old 30< >50 years old
30< >50 years old >50 years old >50 years old >50 years old White White Blacks (brown + black) Blacks (brown + black) Yellow Yellow
Undeclared Undeclared Indigenous Indigenous Female/male Age group Female/male Age group Female/male Age group Ethnicity Ethnicity Ethnicity
Male Male Male Female Female Female Base-date: 12/31/2022 of leadership positions are held by women 26.40% 73.60% 14.80% 78.90%
6.30% 42.85% 57.15% 1.26% 43.28% 55.46% 56.72% 43.28% 0.67% 18.15% 81.18% 63.40% 26.10% 2.30% 0.30% 7.90% 55.68% 38.30% 2.21% 0.04% 3.77%
White Blacks (brown + black) Yellow Undeclared Indigenous Annual Report Inter&Co 2022 49 Presentation Economic performance Exhibits Digital
Environment environment Summary of indicators Letter of assurance Corporate information Corporate governance
Distribution of employees by function
[GRI 2-7 | GRI 405-1 | SASB FN-AC-330a.1]
Strategic Tactical Operational 53.49% 41.40% 0.94% 0.13% 4.03%

Corporate Presentation governance Benefits

Inter’s benefits practices are aligned with the market, and the company actively seeks to listen to what the employees say in its annual climate assessments.

In the benefits agenda, there are all those related to the guarantees defined in the collective bargaining agreements, such as health plan and transport vouchers, and all the obligations related to the labor union class agreements. [GRI 401-2]
In 2022, there was no formalization of a collective bargaining agreement with an agenda regarding the relations of that year. The agreements are always executed by the Legal-Labor area with the People to Business team. [GRI 2-30]
The ratio of the lowest salary paid by Inter to the local minimum wage in 2022 was 2.41. [GRI 202-1]
The salary floor is applied, regardless of gender, to all employees starting their career with the company.
In 2022, one of the advances in management was consolidation of the Benefits area in the Compensation & Benefits sector, with an exclusive professional to handle the demands of benefits.
Digital Economic Summary of Letter of Corporate People Environment Exhibits
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Inter has a list of fixed benefits, which are granted to the company’s full-time employees, but are not offered to temporary contracts or parttime employees:
Amil Health Plan:
Provides a platform for mental health care − Psicologia Viva
Flu vaccine: Annual Campaign
Medical/outpatient: Occupational medicine
Life insurance
Day-care allowance/babysitter/ disabled children
Transportation vouchers
Meal and/or food voucher
13th of the food voucher
Extended maternity and paternity leave

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Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Additional benefits

The benefits platform also highlights other possibilities that are offered to employees in a conditional way or must be accessed through the employee's adhesion and/or needs: [GRI 401-2]

Private pension
Inter grants special conditions for employees to contract the private pension plan available on the platform.

Baby on Board
Exclusive benefits are available for mothers and fathers, such as exemption from the health plan co-pay and the Mothers' Corner, where breastfeeding employees have the convenience and privacy to remove and store breast milk hygienically and safely.

Amil Dental Plan
Low-cost membership plan, extended to dependents.

Supplementary life insurance
The employee can contract an additional amount for the life insurance coverage already offered by the company – there is a special cost condition for the purchase.

Quality of Life Program
Focused on disease prevention and physical and mental well-being.

Preapproved credit card
It is a Black card, which offers several advantages for the staff member.

Payroll loan

Running Group

Open Coffee
Available at all Inter locations, where you can pick up free freshly brewed coffee or tea.

Wellness Space
The space has a variety of self-care services, such as manicure and pedicure, haircut and quick massage, with a masseuse with Down syndrome, an employee of Mano Down, Inter's social partner focused on inclusion.


Instituto

Helga Almeida Pinto, massage therapist and entrepreneur through the Mano Down Institute.



In 2022, Inter registered fewer hires than in the previous year, although the total number of employees has doubled over the course of these last two years. These are new employees arriving to attend to the exponential growth of the company.

The turnover rates have been within the normal range, with no out of market trends detected, hiring is balanced in terms of gender, and the average age of the staff is 33 years old.

Annual Report Inter&Co 2022
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The Inter Group joined the Citizen Company program by adhering to government policies for extended maternity and paternity leave periods. In 2022, there was an increase in paternity leave from 5 days to 20 days and maternity leave from 120 days to 180 days, according to the protocol established by current legislation. [GRI 401-2 | GRI 401-3]

In addition to the exemption from co-pay in the health plan for the pregnant women, the Baby On Board program gives moms and dads a baby kit containing the book It Happened While I Was Born, with information on various world issues and the latest news from the Inter ecosystem.

The Inter Group's third-party management is concentrated in the areas of Information Technology and Facilities. There are 144 outsourced professionals, who work in administrative and technology services. [GRI 2-8]

Total third parties:


69
75
Information Technology
Facilities

Maternity and paternity leave [GRI 401-3]

	2021		2022	
	Male	Female	Male	Female
Number of employees entitled to maternity/paternity leave	2,313	1,585	2,399	1,685
Number of employees who took maternity/paternity leave	56	37	67	49
Total number of employees who returned to work after the end of the leave	56	37	67	49
Rate of return (%)	100	100	100	100
Retention rate (%)	100	100	100	100



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Corporate Digital Economic Summary of Letter of Corporate
Presentation People Environment Exhibits governance environment performance indicators assurance information
Training and retaining talent To strengthen its entrepreneurial, collaborative, diverse, and inclusive culture, Inter’s strategy is to invest in training and development programs for its professionals.
In its selection processes, Inter seeks to offer inclusive and diverse vacancies, creating a naturally welcoming environment of mutual respect, where diversity is being worked on transversally, through initiatives throughout the year.
At Inter, training and continuing education are part of the company’s commitment to the development of its employees.
Average hours of training [GRI 404-1]
2021 2022
By functional category
Strategic 9 9
Executive 10 9
Tactical 8 3
Operational 7 4
Total 34 25
By gender
Female 9 5
Male 74
Total 16 9

inter&co Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Corporate education

[GRI 404-2]

The Inter Group believes that by investing in the learning of its employees (Orange Bloods), it is possible to strengthen the development of the teams and the company's results.

Development of leaders

For Inter, leadership plays a fundamental role in strengthening the culture, building strategy, and managing people. In this context, Leadership Experience, a leadership development program, was created. The program has been running since 2020 and its main goal is to enhance technical and behavioral skills, driving business trends and people management.

In 2022, the program was held in partnership with the Dom Cabral Foundation (FDC) for more than 500 leaders.

Throughout the year, the leaders delved into the topic Strategy and Value Generation through four lenses: present, future, business, and people, bringing together Inter's present and future and connecting business and people. To close this third season, the Leadership Conference was held, a moment for all the leadership to celebrate the year's achievements and align expectations for the coming year. In this work day, 89% engagement was achieved, and 94% satisfaction with the content, applicability, and experience.

Inter Academy

Inter Academy is Inter's corporate university, which has seven academies (Orange Blood, Leadership, Client, Emotions, Business, Impulse, and Future) and more than 280 courses in various e-learning formats aimed at personal and professional development.

The platform is an interactive environment, in which employees have the possibility to connect and share content through communities and build their own learning playlist, as well as keep up to date on technical, behavioral, and essential (mandatory) training.

During 2022, training on Unconscious Biases, a topic related to diversity and inclusion, took place with the goal of creating a more inclusive and positive environment for the entire Orange Blood team. Training courses related to sustainability, which were already on the platform, were also reinforced to further promote this topic in culture, such as Agenda 2030 and Sustainable Development Goals (SDGs), Inter Live Materiality, and Protagonists of Transformation, Recycling edition.

In addition to institutional actions, in 2022, the areas had a budget available for specific training and development actions, according to business needs.

The leaders also participate in the development of their team, making recommendations for content and encouraging training and certification.



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Educational partnerships

In addition to the Inter Academy platform and the other training programs, Inter offers its employees educational partnerships with important teaching institutions. They can take language courses, post-graduate programs, specializations, MBAs, among others, with various discounts that aim to boost their careers.

Developing a career at Inter

The performance evaluation aims to measure performance and skills linked to Inter's strategic objectives. All employees hired up to September of the current year are eligible.

In addition to achievement of goals, the following competencies are evaluated: entrepreneurship, business knowledge, and execution capability. The assessment results in feedback that will direct the development of the professionals, generating inputs for career recognition and any succession needs.

By 2022, 100% of the company's employees have undergone a performance evaluation. [GRI 404-3]

Performance and feedback [GRI 404-3]

	2021	2022
By gender (% of total employees of each gender)		
Female	71.6	100
Male	70.1	100
By functional category (% total of employees in each category)		
Strategic	78.7	100
Executive	76.2	100
Operational	50.3	100
Tactical	77.8	100

In talent attraction, a program was created that is open to participants from all over Brazil.

The Inter Research Challenge is a program that offers a challenge through which the participants get together in groups to develop together a sell side investment theory, writing an analytical explanatory report and a valuation that justify the market recommendation on the company listed on B3 S.A. - Brasil, Bolsa, Balcão (B3) selected by the Inter Research team.

The highlights of these teams are forwarded to the internship process of Inter's Research area. In 2022, three were selected for the final stage of the process, one of them, an intern, was hired as early as 2023.



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Corporate Presentation People governance
Diversity & inclusion
The topics of diversity and inclusion are part of Inter’s strategies and commitments, making up its ESG activities. They are reflected in four pillars defined to manage and develop affirmative actions that contribute to equity and inclusion and provide the broadest possible picture of diversity within the company.
To strengthen the topic, a committee was created that has the participation of 12 professionals from different areas of Inter. Together with the working group and volunteers, it is responsible for defining priorities and building actions organized into four pillars:
Culture Governance
Education for Review of policies, diversity processes, and benefits
Business Branding
Development of Internal and external inclusive products relationships
Digital Economic Summary of Letter of Corporate
Environment Exhibits environment performance indicators assurance information
As next steps, Inter will implement development and awareness-raising actions that will enable the committee, together with employees, to build inclusive policies and practices.
Health, safety, and well-being
Inter pays special attention to its employees’ health and safety requirements, and management seeks to meet the requirements on all bases. Besides promoting safe work environments, the company is attentive to issues of quality of life, physical and mental health, as well as the systematic monitoring of the evolution of labor quality indices.
An interdisciplinary team is responsible for the Specialized Occupational Medicine and Safety Service (SESMT, in Portuguese), which performs a periodic analysis of each employee’s workplace. The analysis has the objective of identifying any risks to the employees’ health, and, as a result, the Risk Management Program (RMP) is prepared, which contemplates all health risk data identified in the collection, specified by function.
Inter's concern with the quality of life of its employees also includes promotion of internal circuits for labor gymnastics, guidance and adaptation of working posture, and the use of ergonomic equipment in its offices.

Corporate Digital Economic Summary of Letter of Corporate Presentation People Environment Exhibits
governance environment performance indicators assurance information
Through other actions, such as the Occupational Health Medical Control Program (PCMSO), early diagnoses of situations that are harmful to human health are made.
And, with the support of the internal commissions for accident prevention (Cipa), the employees can raise, in monthly meetings, items of non-conformity and present proposals for solutions in a broad and collaborative manner.
In the area of well-being and mental health, Inter offers free psychological services to all employees through the Psicologia Viva platform for emotional wellbeing, which is connected to the Amil Health Plan.
Inter has established in its routines some initiatives, such as promoting Inter Café, which provides a gastronomic space for coffee lovers and, in a pioneering way, employs people with intellectual disabilities (PWD). The inspiration has been to offer a space of flavors and experiences ideal for uncomplicated break moments for employees and clients.
Currently, Inter Café has 13 units, 12 of them in Belo Horizonte (MG) and one in São Paulo, the capital, and plans to reach other Brazilian cities, also becoming a business segment associated with the creation of social value. One of the project’s partnerships is with the non-governmental organization (NGO) Mano Down Institute, a non-profit institution that aims to promote the inclusion and autonomy of people with Down Syndrome and other intellectual disabilities.
At addition, Inter has deepened this partnership by setting up an Inter Café at the institution's headquarters, which contributes to the training of employees to work in the other Inter Cafés.
The group of PWD employees at Banco Inter is present with 0.4% in the Strategic functional category, 0.9% in the Tactical functional category, and 1.64% in the Operational category. [GRI 405-1]
Mariana da Silva Cury, Mari, 32, has been at Inter Café for two years, one of her first work experiences. Mari loves what she does and always carries out her work with enthusiasm. Mariana opened the door for her colleagues − there are currently six of them in various Inter cafes − and today everyone performs their tasks based on the activities Mari performs, and she is an inspiration to all.

Corporate Digital Economic Summary of Presentation People Environment Exhibits governance environment performance indicators
Inter Lab
As part of this environment and as a way to encourage innovation and intrapreneurship among employees, Inter has a program called Inter Lab, a project led by the Management by Results area that helps develop teams and creates a fertile and entrepreneurial environment to accelerate innovative ideas.
In 2022, two editions were held. The first was in partnership with the Sustainability Catalysts group, focused on sustainable credit, in which 92 employees were trained in topics that are part of Inter’s sustainability strategy, as well as innovation methodologies and training focused on how to build a pitch. The project was organized in three phases, the first filter with the ideas that were submitted, the second with the presentation of the project to strategic people in the Credit area, and the last with a final presentation with the participation of senior management.
Letter of Corporate assurance information The winning idea was the one that brought a proposal for the creation of a credit line for legal entities related to several eco-efficiency differentials.
The second edition was carried out in partnership between the areas of Management by Results and Financial Planning, with a focus on cost excellence. The selection criteria for this round were: innovation; value proposition for the business; alignment with the strategy; idea with focus on efficiency gain; and idea that generates minimum savings of
R$50,000 within up to 6 months.
The winning ideas follow the same principles of following the paths of innovation and bringing to the internal environment opportunities to develop processes, systems, and products that will contribute to the improvement of services provided to customers.

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Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Social Responsibility – Community

[GRI 203-1]

Inter extends its commitments to the most diverse publics with which it relates. Inter's social vision is anchored in a series of activities developed by the company and that comprise an agenda ranging from the creation of external social support programs to financial education support offered to clients.

In the area of social action, Inter has been positioning itself with the strategy of seeking to expand volunteer programs, in which social interaction is ample, and in the use of incentivized resources to make feasible various forms of support to civil entities.

In the last four years, the company has guaranteed support to more than 570,000 people directly and indirectly, by means of social actions and with the execution of projects with incentivized resources, in a joint effort that integrates company leadership and volunteers in the activities, aiming to make the positive social impact feasible.

> One of the highlights of incentivized projects was the partnership with the Minas Gerais Philharmonic Orchestra, an institution that received the largest contribution and represents the State of Minas Gerais in the world through culture and classical music.

The management of social support processes is done through an annual agenda of activities addressed by corporate volunteering. The action takes place directly in social institutions close to the community, through institutional social partners. As a way of expanding social support and allocating private social investment, twice a year there are Internal Volunteer Notices that aim to support social projects recommended by the Inter Group's own employees.

In this type of impact, employees nominate projects that are part of their personal life journey, to receive direct financial contributions. In 2022, this social contribution modality became a success story: in its fifth edition, 22 projects were supported that address various causes, such as encouraging education, assistance to people in an unhoused situations, assistance to people with disabilities, planting and conservation, support to women in gender risk situations, and direct social assistance to people in socially vulnerable communities.

All projects go through a due process of diligence, accountability, and contract drafting. As part of this commitment, the Inter teams and their volunteers are invited to get to know and follow the development of the projects.

Another form of private social investment activity at Inter is by means of directing resources from tax sources, which are encouraged by the government, both municipal and federal. These resources are analyzed internally by a committee that defines the support after identifying criteria of assertiveness, reach, alignment with the Inter values and sustainability strategy, and capacity for social transformation.

Educational and promotional aspects to ensure an inclusive education are also important criteria in the final approval of the amounts that go to public social funds.


Quem faz o bem, vai além

+570 thousand people benefited in the last four years with social projects supported by Inter.

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2019 - 2022

[GRI 203-2]



+7.6 million
Private social investment



315
Hours of volunteering actions



+570 thousand
People impacted


Dia de Doar

inter volunteering

593
Active volunteers



+800
Participations



105
Different social actions carried out



63
Projects supported in Volunteering Publication



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Inter Volunteer Actions

[GRI 203-2]

Those who do good go further! This is the motto of Inter Volunteering, a group formed by part of Inter's team of employees. Seeking to expand its corporate volunteer work, Inter has a social responsibility committee, made up of employees from the headquarters and other offices. The purpose of this group is to help define the strategy and the schedule for carrying out social actions during the year.


inter
inter

An important fruit of this integration was the social action celebrating Children's Day held in three different locations (Belo Horizonte, São Paulo, and Recife) – in all, more than 3 thousand people were impacted. As another highlight of the year, there was an initiative focused on SDG 17, enabling networked actions towards the promotion of positive social impact in a joint manner. In this action, Inter accepted the challenge of organizing and inviting seven more partner companies for the thematic social action Christmas on the Net: CE- MIG, Copasa, Instituto MRV, Instituto ArcelorMittal, Instituto Unimed, Log, and Pif Paf. This partnership brought joy to more than 2,500 children and teenagers at Christmas Solidarity at the Cidade dos Meninos São Vicente de Paulo and at the Sistema Divina Providência Children's Center, in Minas Gerais.

Each participating company offered workshops related to its materiality. The Inter Volunteers presented a workshop and a theater related to financial education, to teach children about the importance of managing their own money, as well as various recreational activities and gift-giving.

The great facilitator to boost the volunteering agenda is the engagement and active participation of Inter Volunteers, and, to increase participation, there are award initiatives to encourage and value all the dedication of those who donate their time in social actions.

In 2022, as a way of enhancing the program's engagement, Inter started the **Volunteer X** award, the employee who invites the most other employees to join the group, and the **Volunteer of the Year**, the employee who stood out the most during the volunteering agenda held every year.

This year, the volunteers awarded were Girlene Alves Aniceto Saldanha, from the People to Business, Compensation & Benefits sector, in the Volunteer X category, and Kimberly Lamounier Campos Ferreira, from the Digital Products area, in the Volunteer of the Year category.

Children learn to manage money

Children receive special attention from Inter. Financial education is presented through the Interpig mascot, a character that comes to life during interactive visits to schools and social partners. For this audience, Inter Volunteers presents a theater piece in which the hero Interpig brings the initial concepts of financial education in a playful and fun way to children. With special activities aimed at applying the concepts in practice, the initiative, through recreation, allows children to simulate a shopping trip, with the attraction of popcorn and popsicles, in a fun learning experience. **#intervoluntariado**

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Case

Orange Tech 2.0

Inter has diversity, equality and digital inclusion among its Material Topics. One of the examples of investment in social responsibility is the Orange Tech+ program, which offers professional training and was developed by the Sustainability, People to Business, and Technology areas, in partnership with Digital Innovation One (DIO).

Inter is aware of the importance of the evolving technology ecosystem and is therefore committed to continually investing in and supporting this journey.

Orange Tech+ is a project that provides learning from scratch in order to democratize tech education through both front-end development tracks, held in 2022, and back-end development tracks, which will be held in 2023, aimed at women and black and brown people. The initiative also meets an increasing need in the digital technology sector in Brazil and worldwide for professionals who can work in this increasingly digital services market.

This heated demand for the technology market is also an opportunity for social inclusion that reaches the entire country. According to a survey by PretaLab, in partnership with the global software consultancy ThoughtWorks, black people represent a maximum of 10% of people in technology work teams.

With a focus on reaching these diversity groups, Inter has proposed an affirmative action that aimed to offer 7,000 free scholarships to people who declare themselves women and another 7,000 to black people.

The program's first bootcamp consists of a free track that covers JavaScript, HTML, CSS, Typescript, and React technologies from the very beginning. The course offers a workshop with an immersive and intensive teaching method within this program, which is geared towards diversity groups.

The goal is to graduate, through specialized educational experiences, front-end and back-end developers.[1]

An opportunity to have more visibility and boost representativeness and inclusion in the technology market.

The workshop included more than 80 hours of educational content, from basic to advanced, about the back-end language (Java), conducted 100% online and free of charge.

In this process open to the whole country, almost 25 thousand people from all Brazilian states were enrolled, who were selected based on their self-declarations and were developed in the various stages of the courses.


orangetech+
inter

[1] Front-end: visual navigation structure; back-end: programming navigation structure.

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Corporate Digital Economic Summary of Letter of Corporate Presentation People Environment Exhibits governance environment performance indicators assurance information
North
Northeast
Center-West
South
Southeast
3.4%
6%
23.2%
50.6%
11.1%
Not reported
5.7%
Among the project’s differentials was the creation of a we-binar with exclusive financial education content, given by an Inter specialist and accessible to all the people who partici-pated in the course. To encourage employability, at the end of the courses, the students are registered in DIO’s recruitment platform, facili-tating the connection of students with companies that search for and recruit tech professionals.
Note: the Orange Tech Program is among the top 5 DIO
Segmented by region
[GRI 203-2]
25,070
Scholarships distributed
8,827
Women
2,529
LGBTQIA+
382
Over 50 years
169
Indigenous
113
Refugees
10,019
Black and brown people
335
PWD
The breadth of diversity spectrums engaged was surprisingly positive.
Inter Orange Tech+ Frontend course, held in 2022: programs with the most grants delivered and diversity results.

Corporate Digital Economic Summary of Letter of Corporate
Presentation People Environment Exhibits governance environment performance indicators assurance information
Clients
Some companies have the consumer customers as one of their main stakeholders and therefore value the centrality of this stakeholder.
This is a reality for Inter, and in its materiality the items Customer Experience and Innovation and Business were highlighted as material topics. In a convergent way, its business model exists to simplify people's lives and aims to meet the needs and exceed customer expectations by offering financial and non-financial products in an innovative and constant way.
The digital transformation, which began in 2015, has been enhancing this purpose, while people are increasingly relying on digital products, escaping queues and bureaucracy and opting for the simplicity and convenience of the digital world.
The Super App brings together on a single platform solutions that have been winning more and more fans, who have become propagators of this journey.
Customer service
The Interlove Program, launched in 2021, is an enchantment initiative that aims to bring closer and strengthen ties with clients, allowing all employees to participate directly in the mission of maintaining Inter as the most beloved digital platform on the market.
Among the initiatives that make up the program is CX Day, an event that takes place monthly and gives employees the experience of serving clients live via chat, with the help of the Customer Experience
(CX)team.
In addition, employees can exercise their “sense of ownership,” a common characteristic of the Orange Bloods, by indicating a relative or friend who needs help from Inter, and sending an e-mail to the exclusive channel for meeting these demands, CX Priorities.
Since 2021, there have been more than 20 CX Day events and approximately 3,600 demands sent to CX Priorities through the referrals collected internally.

inter&co | Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Babi: a digital concierge

The entire Inter ecosystem works to meet the expectations of a digital efficiency model that has clients at its core. Inter thinks about each product based on the premise of offering the best possible client experience, based on their lifestyle, in a customized and comprehensive way, within a unique digital platform, the Super App. [SASB FN-AC-270a.3]

In meeting the expectations of clients and consumers, the company works with a multidisciplinary team, highly trained for operations in a digital environment.

Compliance checking and data protection uses the latest technology and develops improvements to provide the best possible client experience.

Currently, Inter carries out about 2 million interactions per month, which occur mostly via chat and telephone, but also via social networks, app stores, and even WhatsApp.

Babi, the chatbot, is without a doubt a major addition to the team. It has the responsibility to identify the issue and meet the first level demands, while the operators focus on the more complex ones.

It is responsible for more than 1 million calls, with a solution of approximately 67%, which represents the work of about 1,300 attendants. Currently, it has 4,000 conversational flows and 80 automations.

Inter also launched the Babi Concierge campaign, in which Babi sought to educate clients with important information and help them accomplish their goals, whether it be shopping or some other need, through indications from conversations. In the last quarter of 2022, the Babi Concierge campaign generated more than 7,000 opportunities.

Behind these numbers, there is an area of Artificial Intelligence Research and Development that makes all the difference. They are professionals from multidisciplinary areas: engineers, software developers, journalists, and psychologists, who breathe machine learning on a daily basis, monitoring key performance indicators that feed back the different specialized skills into Babi's "brain".

Another part of the team works continuously on developing additional transactions and services with the business teams to ensure that the automations adhere to client-centric principles for the new products and services from the start.

In partnership with the Branding team, in 2022, Babi was renewed in several versions for commemorative dates such as Christmas, Carnival, among others.





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Digital Privacy and Security

[SASB FN-CB-230a.2]

For Inter, privacy and digital security are material topics related to its governance processes. The culture of information security, data protection, within the Inter digital environment, relies on the use of high technology combined with updated protocols and procedures systematically tested by the technology teams.

In the internal processes, there is a dedicated link for cybersecurity, in which employees are guided, educated, and trained to proceed in the defense of the systems and avoid data breach attempts. The internal Cyber Attitude program involves numerous initiatives for all Inter employees related to the topics of data protection, personal data privacy, and operational risks.

Inter does not sell data to third parties, but may use it for purposes of improving the browsing experience, customizing offers, and marketing campaigns directed at clients who authorize the receipt of this type of communication, according to the Terms of Use for each product and/or service, as well as the Privacy Policy in effect. [SASB FN-CF-220a.1]

In the Super App, there is the Privacy Center, which allows the configuration of customer preferences for receiving marketing information, as well as the request for the rights provided for in the General Personal Data Protection Law (LGPD). The feature is available 24 hours a day, 7 days a week.

The Privacy Policy, the Terms of Use, and any related documents are revised constantly, as a means of adapting them to the current conditions of each product and service offered.

The purpose of use of the data is continuously evaluated in multidisciplinary internal forums, when launching new products, implementing new functionalities, or changing existing ones.

In 2022, Inter had no incidents of personal data breaches. [GRI 418-1 | SASB FN-CB-230a.1]

To mitigate negative impacts, the Customer Relationship Management (CRM) team has added a checklist for communication control processes and flows, starting by blocking the sending of advertising to clients who have unsubscribed from the mailing list for campaigns, or account holders with ongoing critical cases. [GRI 2-25]

In addition, all communications that present any nonconformity with the previously stipulated visual and segmentation standards are documented, and the managers responsible for the occurrence are notified and required to formalize a justification.

Finally, in addition to the internal approval flow of each team, a process that encompasses all the Growth squads was created in 2023, with a focus on ensuring the prior approval of leadership, in addition to standardizing the control of all campaigns carried out at Inter. Since it was implemented, the new process has already documented more than 900 triggers, helping to reduce the number of non-compliant occurrences.

In Banco Inter's operations, 9,663,182 card-accounts were registered, which carried out at least one off-us credit and/or debit transaction in 2022. The other 21,376,788 card-accounts are registered with active or temporarily blocked status as of the last day of 2022. Inter does not work with prepaid debit cards. [SASB FN-CF-000.A | SASB FN-CF-000.B]

To access Inter's Privacy Policy, click here!

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inter

Inter Ombudsman

Inter Ombudsman's mission is to delight clients, acting to direct the demands presented in its channels and keeping the client experience at a high level.

This is done by mediating conflicts and presenting clarifications and solutions, always with the objective of acting as a transformation agent and continuously improving Inter's services and products. In this sense, users who called on the Ombudsman's Office in 2022 were duly attended to, receiving a reply to their questions within an average period of 4 business days.

Also in the same year, the company participated significantly in the proposal of improvements in products, processes, and services, reinforcing its commitment and responsibility in the centrality of the client as the main influencer of decisions.

In addition, it sought to strengthen its internal channels and provide efficient and effective solutions to clients, also welcoming demands from consumer defense bodies, regulatory agencies, and the Consumidor.gov platform.

Total attendance in 2022

34,756
Ombudsman's office

13,903
Central Bank

10,330
Consumidor.gov

5,956
Procon

1,031
Other channels

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Communication with the client

Inter Day + Orange Friday

Since 2020, Inter Day, which takes place every July 7, Inter's birthday, has a special program with lightning offers, live promotions, exclusive discount coupons, and a mega draw. The program is open to both Inter customers and those who do not yet have a Super App account, so they can shop and earn cashback at Inter Shop. There are hundreds of products and services with special conditions, in which the shopping platform offers up to a 70% discount and up to 30% cashback on purchases.

This circuit of promotions also includes Orange Friday, which takes place in November due to Black Friday, in which Inter expanded the scope of promotions, bringing in a special program with the most diverse products and services through the Super App, which includes Inter Shop, Insurance, Real Estate Financing, Payroll Loans, in addition to investment possibilities and returnof cashback.

Entrepreneur Week

Inter also put on Entrepreneur Week 2022. The event has partnerships with entities such as the Brazilian Micro and Small Business Support Service (Sebrae), Google, and Meta. The agenda was open to the more than 1 million clients of Inter's Corporate and Small Business portfolios.

Through workshops and lectures, the agenda dealt with topics to support entrepreneurs in discovering a universe of opportunities for their business. The event took place 100% online and free of charge.

Inter's Corporate team presented very comprehensive content, from financial management to digital marketing, meeting the clients' desires and bringing in the best partners and specialists.

Retirement Week

Inter promotes special events dedicated to building relationships and bridging strategic information for customer decision-making. In the case of Retirement Week, Inter Invest brought, through the YouTube social network, a series of live events about the possible models of retirement plans and how they can be adapted to the needs of each person. The presentations are done with the participation of market and company experts and are available online for access at any time.



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Financial education

Online booklet

In the Inter Group's materiality, financial education is a transversal topic. Because of this, Inter is concerned with bringing financial education content to its clients and social partners.

In social actions, since 2021, booklets with the topic "Starting my journey in financial education", presented by the mascot protagonist, Interpig, which shows the journey of training in financial education with some exercises, have been distributed.

On the website or through Inter's SuperApp, it is also possible to access information and guides on economic and financial content to support clients. All material is didactic, illustrative, and easy to assimilate, and can be downloaded for free. Thus, Inter encourages clients to become increasingly empowered and financially balanced. Additionally, in the Sustainable Living section in the knowledge field, you can find various forms of content.

Financial Education Booklet

Relationship channels

As could not be otherwise, Inter also makes other means of communication available, using social networks to expand this approach to all audiences. One can find Inter in the main online networks, with access to information and other topics that have to do with quality of life and financial education, as well as various tips to make the clients' day-to-day life easier.

The resources used are as broad as possible, and the use of social networks such as Instagram, LinkedIn, and especially YouTube, is part of an indirect service model, in which, in a didactic manner, economic analyses, financial content, explanations about insurance, investments, savings tips, and even thousands of possibilities to plan and make monetary choices are presented.

YouTube | LinkedIn | Instagram

In 2022, Inter's social networks totaled **472 million views**.



Knowing the importance of spreading this material topic for Inter, a dedicated Instagram account was created for InterPig, with a focus on increasing engagement focused on financial education content.

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Suppliers

Inter pays attention to its entire value chain, understanding that its commitments must be shared with suppliers and third parties, enabling the company to extend its ESG vision to its entire business relationship network.

For the process of selecting and contracting suppliers, Inter applies criteria for evaluating the aspects foreseen in its policies and regulations and tries to agree on their agreement with the Code of Ethics, the Supplier and Service Provider Relationship Policy, and with the clauses for protection and guarantees to commitments with the environment and issues involving child labor or slave or similar labor. [GRI 408-1 | GRI 409-1]

Inter monitors and registers all purchases and contracting through a process with the Money Laundering Prevention (PLD) system, which assesses the companies' compliance from integrity and reputational standpoints and issues a certification that allows them to proceed to the next procurement stages. Contracts are monitored during their term to ensure their proper measurement and payment, expiration and balance, renewal, amendment, or termination.

Besides PLD certification, processes with information security, privacy, and information technology (IT) governance risks also go through the sieve of the specialized area, which determines the criteria and standards from the beginning of the relationship between Inter and the suppliers or service providers.

As a technology company, Inter's spend with suppliers is extremely concentrated in the nature of services, accounting for 99% of total spend in 2022.

The main service categories – banner expenses, online advertising, IT services and systems, self-service checkout service, and call center – account for most of the spend with suppliers.

In 2022, Inter had a relationship with 1,859 suppliers, and with 529 the relationship is long-term, representing 95% of the total spend. Most of Inter's suppliers are concentrated in Brazil, as international spend represents only 8% of the total.



In the same year, 1,129 suppliers were certified with an evaluation of integrity issues (compliance and PLD) and/or information security and data privacy (when applicable).

Furthermore, in 2022, Inter's value chain moved about R$1.53 billion in business volume with suppliers, and no legal demand or non-compliance was registered in the year in existing contracts with the company.

It is worth noting that the Procurement area is responsible for the process of purchasing materials and contracting Inter's services, aside from contributing to the reduction of integrity, information security, financial, and labor risks inherent in the relationship with the supplier.

In 2022, the Purchasing and Procurement Policy was updated with new rules to simplify the process for low-value and/or non-recurring contracts.

In addition, new controls were implemented to allow contract managers/inspectors to monitor operational performance and the Information Technology teams to perform IT audits (Central Bank of Brazil No. 4,893) of the contracts.

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ENVIRONMENT

[GRI 302-1, 302-3, 302-4 | GRI 303-5 | 305-1, 305-2,
305-3 | GRI 306-1, 306-2, 306-3, 306-4, 306-5]

Corporate Digital Economic Summary of Letter of Corporate
Presentation People Environment Exhibits governance environment performance indicators assurance information
Since it is a digital ecosystem, the activities and processes developed by Inter give the company a low environmental impact profile in its daily operations, which allows them to be aligned with a low carbon economy.
Access Vida Sustentável section:
The commitments to environmental issues and the priority topics on the global agenda allow Inter to be part of the solutions proposed by the various initiatives to which it is a signatory.
Inter works with practices, protocols, procedures, and analyses that take into account the look of sustainability towards positive
ESG development initiatives. The strategy is to raise and consolidate leadership awareness for business practices based on generating value for all stakeholders.
In an innovative way, Inter launched in its Super App a section called Vida Sustentável (Sustainable Living), which offers a Carbon
Calculator through a partnership with GSS Carbon, which supports the client to make an estimated calculation of their atmospheric emissions, using their lifestyle as a reference. In addition to the calculation, Inter makes it possible for the client to offset its impact on the climate by purchasing carbon credits that support projects related to renewable energy and ecoparks (see Sustainable Living case).
The concern with climate changes is one of the topics that are under permanent development in the company’s governance;
therefore, Inter has invested in training and education of its employees in environmental, social, and governance (ESG) issues.
Training on the subject of recycling was conducted at the Inter Academy, structured in 2021, which tells how the practice should work when applied to waste management at the company, as well as explaining concepts of selective collection and ways to decrease production and increase correct disposal of waste. Since the beginning of the program, 796 employees have completed the training.
Inter manages environmental indicators that are the basis for a comparative eco-efficiency study of its operations. This study is part of the agendas presented to the ESG Committee, which advises the Board of Directors on this topic.

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Eco-indicators

Emissions

Among the commitments to eco-efficiency at the company, **another evolution was the achievement of a grade B- with the CDP**, which Inter has been engaged in since 2020 and seeks continuous improvement. The CDP is a non-profit organization that operates the global disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts. Since 2019, Inter monitors and systematically manages its emissions, always seeking to mitigate them.

Evolução do CDP


B-
C+
2021
2022

Direct greenhouse gas emissions (GHG) [GRI 305-1, 305-2, 305-3]

GHG emissions by scope (tons of CO_2 emitted)	2019	Change 2019–2020 (%)	2020	Change 2020–2021 (%)	2021	Change 2021–2022 (%)	2022
Scope 1							
Stationary combustion	7.314	(-31)	5.046	46	7.383	(-68)	2.386
Fugitive emissions	12.627	(-96)	0.474	11	0.528	(-99)	0.048
Scope 2							
Purchase of electric energy	102.579	62	165.939	(-57)	70.828	115	153.084
Scope 3							
Business travel	336.820	(-64)	120.428	(-24)	91.598	232	304.088
Employee travel	919.293	(-68)	297.867	111	629.025	(-99)	5.512
Transportation and distribution (downstream)	-	-	507.658	30	661.413	12	582.148
Waste generated in operations	-	-	-	-	-	-	139.542

Note: For the calculation basis of the data, tCO_2e emissions and biogenic CO_2 emissions were considered. The company's emissions data was in the process of external confirmation of the GHG Inventory during the closing of the report; therefore, it may change if necessary.

The company was a participant in the Carbon Efficient Index of B3 S.A. – Brasil, Bolsa, Balcão (Novo Mercado/B3) until its listing on Nasdaq. The index aims to encourage companies be transparent regarding their emissions and thus stimulate advances in discussions about climate change. This participation represents other commitments made by Inter in order to expand the efforts in transparency in relation to emissions.

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An important record is that Inter's carbon emissions represent only 5.3% of the average value per million customers compared to traditional players in the sector in Brazil according to 2021 data, considering the same categories reported. In this sense, Inter showed evolution, since, in 2020, the datapoint was 6.7% and there was a reduction to 5.3%. This operational efficiency contributes to a low-carbon economy.

In addition, the company's emissions are offset through the purchase of carbon credits in Scopes 1, 2, and 3, as well as through the purchase of I-RECs (certificate of proof of use of renewable energy).

Inter, in its operation, is on average **95% more eco-efficient** per million customers compared to the big traditional players according to 2021 data[1].

[1] The survey is based on benchmarking using GHG Protocol data and reporting of water and energy consumption with the metric of number of clients per institution in the same segment.

During the year 2022, Inter managed to implement some items for reduction and mitigation across its corporate chain. In this sense, the company mapped actions that had an impact on its emissions, making management and preparing mitigation and control plans on some of its most important processes:

Stationary combustion: reduction of natural gas for the company's internal generator, with the need for only standard tests throughout the year, thus justifying the low emissions related to this scope.

Fugitive combustion: low consumption linked to the purchase of fire extinguishers in the Belo Horizonte and São Paulo offices, which proved a reduction of this emission.

Increase in electricity consumption: with the return of employees to 100% face-to-face work in the offices, a significant increase in electricity consumption was recorded. A point of attention also in relation to this increase was the works carried out in Inter Café in the São Paulo office, thus obtaining a significant increase in emissions. Another issue is that the Recife office building was shared and there was no single energy bill for Inter. Because of this, and because the Recife office has fewer employees, the same amount of energy consumption as the São Paulo office was conservatively recorded.

Air travel: increase in the amount of emissions due to the end of the Covid-19 pandemic, as well as the release of air travel internally within the company, face-to-face meetings, external events, and the return of employees to the offices.

Home-work commute: reduction due to improved internal management processes for this topic, as well as improved management of public transportation tickets with an external company that has software for managing this commute and other data.

Waste: with the return of employees to the offices 100% in-person, there was an increase in the amount of waste generated; however, a reduction in organic waste/common waste was obtained, but, on the other hand, there was a significant increase in recyclable waste, such as plastic and paper, which shows an evolution of employees in favor of the subject, as well as in their training aimed at recycling.

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Inter understands the relevance of the climate emergency context and has therefore been voluntarily offsetting its greenhouse gas emissions since 2019.

For the third year in a row, Inter's emission control management has been awarded the Gold Seal under the Brazilian GHG Protocol Program. Its emissions inventory has external verification, by independent auditors and registration, with the aforementioned highlight and information referring to Scopes 1, 2, and 3. In addition, since 2019 Inter has offset its impact on the climate by purchasing carbon credits considering all categories and scopes reported.

With the start of the measurement of greenhouse gas emissions in 2019, Inter has also started its strategy to measure greenhouse gas emissions for carbon offset, and this has been offset annually since then. As a driver of strategy, the company uses its material goals to choose carbon credit projects. For 2022 emissions, the same strategic offsetting approach is followed based on the Renewable Energy materiality goal. The project chosen was Ecoparques Solví, which seeks to innovate and sustainably create value with waste through landfills, where it is made the most of to create solutions focused on renewable energy generation by biogas, circular economy products, and carbon credits. This is a United Nations Framework Convention on Climate Change (UNFCCC/UN) Clean Development Mechanism (CDM) project, which has traceability and transparency in emissions and rebates of its credits, as well as external auditing of the project.


inter simplifica
Créditos
de carbono

Through its YouTube channel, **Inter has carried out important raising of awareness** focused on climate change, credits, carbon footprint, and carbon offsetting.

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Corporate Digital Economic Summary of Letter of Corporate Presentation People Environment Exhibits governance environment performance indicators assurance information
Offsetting & recycling credits
[GRI 306-1, 306-2]
In addition to measuring and offsetting the GHG emissions associated with the delivery of all bank deliverables, Inter understands the importance of mapping the impacts related to the waste generated by the production and emission of card plastic and bank deliverable paper. Because of this, since 2022, in a partnership between the Card and Corporate Sustainability areas, Inter measures the weight of all plastic and paper sent to its clients. After this measurement, the company offsets 100% of this impact through the purchase of recycling credits from the company Eureciclo.
With this solution from Eureciclo, Inter allocates resources to the recycling chain in a proportional way according to the geographic distribution of clients, promoting this chain and mitigating its environmental impact in exchange for a Recycling
Certificate. This proves that the same amount of plastic and paper delivered to clients was recycled in some cooperative in Brazil.
The company Eureciclo undergoes an annual audit with Ernest Young. This process ensures transparency and security in processes related to the Recycling Certificate.
In addition to offsetting, Inter knows the importance of raising client awareness about recycling. In this sense, since 2022, it has been working on including the seal in all brochures and cards sent to clients.
With the compensation through the Recycling Certificate, Inter reaffirms its commitment to mitigate environmental impact and to be a promoter of the recycling chain in Brazil.

Corporate Presentation People governance Energy efficiency0
Inter works with various initiatives that contribute to reduction of energy consumption and adopts data storage in the cloud, reinforcing the 100% digital business model, away from the large amounts of paper and physical servers, which exponentially increase the negative environmental impact.
The energy management of the Inter Group’s operational units is done through the processes located in each administrative center. In the digital model, in which there are no physical branches, operations are formatted for offices that accommodate employees and stakeholders who sporadically interact face-to-face with management.
In this process, the energy intensity measurements take into account the various sources used to supply these units, the volume of consumption, and the processes involved in saving energy use (efficient equipment, internal saving campaigns, and technologies associated with efficient use).
However, with the migration of the energy contracted by the headquarters to the free market, 90% of the energy matrix used came from renewable sources. In 2022, 59.18 gigajoules of photovoltaic energy were consumed at the headquarters in Belo Horizonte.
90% of the energy matrix used by Inter comes from a clean and sustainable gride via the purchase of I-REC.
Digital Economic
Environment Exhibits environment performance Energy purchased Free market1
12,965.86 11,850.44 1 Total renewable energy of purchased energy.
Note: Total energy in gigajoules (GJ).
Energy management in the Belo Horizonte and São Paulo offices is done on an individual basis, with specific monitoring and control.
In the Recife (PE) unit, the commercial center where another Inter business unit is located does not perform private measurements, and the entire condominium has only one consumption registration source.
Energy consumption (GJ) [GRI 302-1] 2019 2020 2021 2022 Purchased energy 4,924.409,238.702,037.0012,965.860
Renewable energy purchased ---11,850.44 Generated energy 109.7 214.9011,858.80104.20 Non-renewable source 109.7 70.9 131.1 45.020
Renewable source -144.0 11,727.7059.180 Total 5,034.1 9,453.6 13,895.8 13,070.06 Summary of Letter of Corporate indicators assurance information Natural gas 45.020 Total 13,003.83 In 2022, the energy purchased had a variable behavior, when compared to prior periods, due to employee flows in the offices. The exponential staff growth resulted in an increase in absolute energy consumption as 100% of the employees returned to their offices. However, since 2020, Inter has been working on projects that aim to gain energy efficiency, as shown in the following case study. In the São Paulo unit, the values calculated were higher, in the historical series, amplified by the construction work in the administrative area.
The comparative behavior of energy consumption in the Inter management units is on a variable scale due to the conjunctures already mentioned and the entry of the purchase of renewable energy volumes in the free market, as well as reinforcement of solar generation at the administrative headquarters in Belo Horizonte.

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Efficient consumption: energy innovation

As an element of innovation and energy efficiency and water resource savings, an intervention was made in the Inter Group's headquarters cooling system. The Aureliano Chaves Building (in Belo Horizonte, MG) has a unified air-conditioning system, whose temperature control is done by water cooling. The system was operating with power losses during peak demand times. The solution was to implement an independent air-conditioning system for the locations where full-time cooling is required.

With this, greater energy efficiency was achieved in the systems, which now have reinforcement from a condenser that cools the air by means of pressurized gas at low temperatures and distributes it to the evaporators.

This intervention proved to be adequate and efficient, and already anticipating future expansion, a shut-off valve was installed on the 15th floor enabling new floors to be connected to the system. Since its implementation in September 2022 to date, savings achieved were beyond 236,000kWh. [GRI 302-4]

Inter Headquarters Certifications

Banco Inter's headquarters has the Leadership in Energy and Environmental Development (LEED) international sustainable certification seal, in the Gold level category. Even at the design stage of the building, this was the goal set for construction.

The building has solar energy generation systems, use of natural light, minimizing electricity consumption, and rainwater and gray water reuse (treatment and reuse of the resource), among others.

According to the Green Building Council Brasil (GBC Brasil) website, this is the first commercial building in the state of Minas Gerais to receive a certification in this category.

The building also has the Procel seal for energy efficiency in buildings. Created in 2014 by Eletrobrás, Procel seeks to identify properties of excellence in energy use and encourage the construction and consumer markets to opt for more efficient projects. It was the first in Minas Gerais to obtain the classification, granted only to buildings that achieve an A grade in all three systems evaluated: envelope (facades and roofs), air conditioning, and lighting. It is also only the sixth in the country to achieve the top grade (Triple A – 6).

From September to December of 2022, a savings of **more than 236,000 kWh was generated**.

Water

The fact that there are no physical branches for client service means that water consumption in the Inter ecosystem is significantly lower than at other companies in the market, and the administrative headquarters also has several technologies for reusing water in the building.

Even after 100% of employees returned to the office, we reduced water consumption and intensity (utilization) as compared to the prior year. In the case of the Recife office building, because it is shared and there is a single water bill for Inter, and given that it has a much smaller number of employees, the same amount of water consumption as the São Paulo office was recorded as a very conservative measure.


Total water consumption (megaliters) [GRI 303-5]
7.2
2019
7.6
2020
7.7
2021
7.4
2022
Water intensity (megaliters/thousand employees)
4.5
2019
3.5
2020
2.0
2021
1.8
2022

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Corporate Digital Economic Summary of Letter of Corporate Presentation People Environment Exhibits governance environment performance indicators assurance information
Waste 2021 A renovation carried out at the Inter business unit office, in the
[GRI 306-3, 306-4, 306-5]
city of São Paulo, generated debris that was sent for proper As part of its commitments to climate change and monitor disposal, with 3,500 kilos of debris and 5,780 kilograms of Plastic Electronics Styrofoam ing of the environmental agenda within the organization, the glass being sent for environmental disposal processes.
Inter Group annually conducts an internal agenda for staff 2.36 kg 530 kg 3 kg awareness, education, and training on environmental issues. At the other end of the management of internal impacts are 100% of employees undergo waste management, sustainability, ESG, and SDG awareness during onboarding training. There is training at the Inter Academy aimed at recycling. 3,720 light bulbs (744 kg) in 2021. 40 kg of batteries in 2022. Cardboard/paper Organic/common waste 4,420 kg 151,430 kg 2022 Plastic Electronics Styrofoam
190 kg 196 kg 420 kg Cardboard/paper Organic/common waste 6,040 kg 112,170 kg electronic waste, which, once registered as assets, are correctly disposed of by specialized companies or returned in a reverse logistics process, indicated by equipment suppliers by their respective brands.

4 DIGITAL
ENVIRONMENT

Corporate Digital Economic Summary of Letter of Corporate Presentation People Environment Exhibits governance environment performance indicators assurance information Digital is the key to the Inter Group’s business.
Virtually all of the Group’s business segments are configured to operate on high-performance technology platforms.
Today, Inter is one of the biggest players in the Brazilian banking scene and is a pioneer in the digital transformation movement.
Starting out in the traditional way, it gradually became one of the largest consumers, producers, and enablers of the technologies that are now characteristic of its platform.
To ensure the quality, scalability, and technological innovation that are already part of the company’s DNA, Inter’s Information
Technology Department is prepared to enable, maintain, support, and preserve all products and services offered to customers, in addition to the requirements needed for future launches.
The technological development was primarily driven through the migration of the entire infrastructure to a cloud computing architecture, which occurred in 2018.
With this, Inter became the first 100% cloud bank in Latin America. This advanced, scalable, and evolving infrastructure was implemented with a focus on five operational pillars:
Improving productivity through the use of emerging technologies High availability Optimization in response time Dynamic scalability Security Operational Pillars The migration of core banking systems, also in 2018, allowed the volume of transactions and services to increase significantly, which was key to Inter’s rapid growth and development over the years.

Corporate Digital Economic Summary of Letter of Corporate Presentation People Environment Exhibits governance environment performance indicators assurance information Digital transformation: social support and sustainable value creation
Since its inception, Inter has been expanding its interactions, in quantity and quality, and the offer of services offered to customers, having as its guiding thread the search to make its business increasingly scalable, democratic, and aligned with a low carbon economy.
The path to achieving a 100% digital and scalable model was only possible with the creation of an ecosystem based on digital value, formed on the basis of high-tech investments and the support of a robust cloud-anchored database.
Inter's digital transformation began in 2015 and presented a banking revolution to the market, creating a movement to promote a digital, complete, and free environment, in order to achieve high scalability by offering complete banking services in an innovative, simple, and free way, in the palm of customers' hands.
That start made possible what is now a reality, which is the offer of more than 140 financial products and services and non-financial services to over 25 million customers (as of December 2022), with the adoption of cashback for purchases in the Inter Shop and even in the investment platform, putting into practice the new purpose of "creating what simplifies people's lives".
But it was not an easy path, and one of the obstacles, in this sense, was account opening, which until that time was in person or by email, which led Inter to study the opening process via app, create a secure flow, and present to the regulatory body a simpler and more agile operation, which aimed above all at democratizing banking access.
Thus, in 2016, Inter was able to open accounts via app and went deeper into a bold process of internal digital transformation, focusing on greater simplification, connection, Before the After the digital transformation digital transformation
Hundreds of Thousands of daily accounts daily accounts and unification of systems, which lasted until 2018. A great improvement was observed in the capacity to open accounts per day, which was manual and allowed the opening of hundreds per day and has now increased to thousands of accounts per day in view of the new systems implemented.

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The same year saw the IPO of Inter, and, from there, an external digital transformation began, in which an important investment was made for its scalability trajectory in account opening, namely the hiring of Amazon Web Service (AWS), Amazon's cloud data provider. As a result, accounts can be opened three, four times, or as many times as operational sustainability allows, expanding access to the financial system digitally.

This business partnership established for Inter's cloud model enabled Inter to migrate its entire database to the system, thus scaling the operation's account opening, transit, and data storage capacity, which has been successfully accomplished over the past five years.

An even more relevant fact is the eco-efficiency obtained by the partnership. Amazon is the largest corporate buyer of renewable energy in the world, which contributes to Inter's ability to achieve a carbon-neutral business model by eliminating emissions in its production processes, also managing emissions from its outsourced platforms. The emissions inventory proved how eco-efficient the branchless, cloud-based format is, allowing us to state that on average it is emitting only 5% of carbon per customer when compared to the operation of traditional banking models.

The transition to renewable energy is one of the most impactful ways to reduce emissions. With 401 renewable energy projects representing more than 20 gigawatts (GW) of clean energy capacity announced as of January 2023, Amazon is on track to power its operations with 100% renewable energy by 2025 – five years ahead of the original 2030 target – which reinforces AWS' goal to power Inter's operations with 100% renewable energy by the same date. Concerns about the water used to cool its data centers have also been monitored. Water use for AWS data centers saw a 24% improvement from 2021, and projects committing to a "positive water" initiative by 2030. This means returning more water to communities and the environment than is used in direct operations.

Still on digital partnerships, Inter opted for the use of Apple technology, in which the operating system is fully integrated, bringing together hardware, software, and applications, and operates with the commitment to be a carbon neutral company by 2030, whose platform already announces that all products will be made with clean energy, in addition to increasingly expanding the use of recycled and renewable materials in its products. According to Apple, more than 70% reduction in average product energy consumption has been achieved since 2008.

AWS - Amazon

401 renewable energy projects

20 GW in clean energy

100% renewable energy by 2025

In addition, Apple products are rated by Energy Star – the international standard for energy efficiency – 25% more efficient than other products on the market. By 2022, all qualifying Apple products have received a superior rating for energy efficiency.

By interacting with these two providers, Inter is securing its commitments to supporting reduction of global warming, as well as ensuring quality digital operations in a safe and reliable environment.

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In Banco Inter's operations, 9,663,182 card-accounts were registered, which carried out at least one off-us credit and/or debit transaction in 2022. The other 21,376,788 card-accounts are registered with active or temporarily blocked status as of the last day of 2022. Inter does not work with prepaid debit cards.

[SASB FN-CF-000.A | SASB FN-CF-000.B]

The Inter client experience has been consolidated as one of its greatest assets. With that, it is closely related to the use of the best technologies and best processes, developed in looping, in a continuous improvement matrix to create better and even more effective digital fulfillment processes.

Inter has among its differentials a proprietary technology as a way to manage its digital platforms and create internally a structure to develop new solutions and technologies that will expand the universe of service possibilities.

Using the Net Promoter Score (NPS) methodology, which evaluates the level of customer satisfaction with the company, Inter ended the year with 85 points, which gives the digital services a position in the so-called zone of excellence.

Significant investments in **proprietary technologies**


InterApp
InterGateway
InterMicroServices
InterCore
InterCloud

With more than **1 billion logins** to the application, this evaluation has further contributed to the positive perception of Inter services in the view of clients.

Inter's Information Technology area also adopts a bimodal model of delivery management, acting in the evolution of core systems and backoffice cores, while maintaining digital product structures focused on innovation, with fast deliveries, focused on time to market and continuous delivery of value through the launch of new products and constant optimization of existing ones.

The organizational structure contemplates not only the formal units (superintendencies, managements, and coordinations), but adds to it a functional division of tribes and squads.

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This organization of the teams into autonomous tribes and squads enables a high cadence of monthly deliveries and the launch of a series of new products, all with quality and using a cloud-native architecture.

Inter's technology links the concepts of DevOps, FinOps, and SecOps as an integrated strategy, between the Technology and Security areas, to create autonomous and efficient work models.

The activities performed by the IT squads are also planned to mitigate events that can hinder or make it impossible to correctly execute the work. In this scenario, the Regulatory Affairs team, linked to the IT Governance area, is responsible for managing the digital risks applicable to the company. The process aims to ensure the control of everything that can threaten technological assets and, consequently, the profitability and future of the business.

All this makes it possible to manage a significant portfolio of 25 million clients and what makes the Inter banking segment one of the largest digital banks in the country, generating great impact on the national financial system.

Always being aware of emerging technologies ensures that Inter can offer the best solutions to its clients' problems.

Thus, the Technology area builds products and services in an agile, scalable, and efficient manner. For this, various technology tools are used, such as:


inter&co
Digital Security
IAC - Infrastructure as Code
Tool for managing infrastructure resources through codes.
CI/CD - Cont. Integration/Cont. Delivery
A set of practices that increase the efficiency and reliability of systems development, deployment, maintenance, and integration processes.
GIT
System development code repository and versioning tool.
RPA - Robotic Process Automation
Technology used to automate repetitive tasks and routines.
Microservices Governance
Set of processes used to ensure the efficient and secure use of microservices in applications and systems.

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Innovation **ecosystem**

As a digital platform that is constantly growing and updating, innovation is part of the daily routine of Inter's Technology team. Client needs are constantly changing, and innovation is an essential part of ensuring that Inter is always one step ahead, as well as encouraging the relentless pursuit of improving the client experience. Innovation and the use of modern technologies, associated with simplicity, are already trademarks of the services the Group offers.

This innovation can be manifested in many ways, from new ways of doing old jobs to the structuring of new technological tools and services. Innovation is a continuous process, incorporated into Inter's routine and stimulated at all levels of the company.

Inter integrated digital services allow diversified and complementary access, such as links to financial education, non-financial services, and other support platforms that make it easier for clients to access new possibilities for planning their personal finances.

Unique & proprietary data set | Interbrain | Advanced **analytical capabilities**

Insight machines	**360°** vision	**I.A.** R&D
Tailor-made offers	More **personalized digital** experience	**Smarter** product development
Best offers **& promotions**	**More efficient** cross-selling	**Superior** fraud protection

+550
Proprietary data points per customer

+7.000
Business Intelligence Dashboards

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Case

Inter + Órbi

Inter has been forming external partnerships focused not only on projects that are inclusive, but also on initiatives that aim at social development and leverage both digital resources and technological solutions to create business opportunities. These are projects that should promote a positive social impact and expand the range of possibilities for the inclusion of people and ideas in the increasingly digital world.

Thus, with two other large mining companies, MRV&CO and Localiza&CO, the idea of being part of the formation of the main innovation and digital entrepreneurship hub in Minas Gerais, Órbi Conecta, was born, with leaders from the San Pedro Valley (SPV) startup community.

Founded in 2017, when the innovation hub movement was still new, Órbi Conecta is a space for building collective intelligence about innovation and accelerating startups, through which they come together to generate connections and build desirable futures. This space is highly democratic and actively circulates among mining companies, allowing the exchange of knowledge and business opportunities and the offer of cutting-edge solutions for this market, in order to provide the connection of ideas and test possibilities proposed by startups, corporates, and talents that will boost the technology and innovation market in the country.

Órbi is the meeting point of the SPV community to provide creation of businesses that bring value to their creative platforms, combining innovation with entrepreneurship.

Going even further than being a connection platform for startups, Órbi is also responsible for generating technological labor in the market, through the Órbi Academy unit, in which it provides training and qualification that can promote mass digital training, having surpassed the mark of 168 thousand people registered in more than 15 courses with free scholarships, thanks to the investments of partners, including Inter.

These are professional training courses that promote digital skills with reach to an increasingly diverse public, such as women, black people, and marginalized young people, who, through scholarships, can take the Technologist in Systems Analysis and Development course, for example. Since its foundation, Órbi has managed to include more than 75,000 of its graduates in the market.



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Corporate Digital Economic Summary of Letter of Corporate Presentation People Environment Exhibits governance environment performance indicators assurance information
In addition to technical content, the workshops offer beha vioral training, development of relational skills, teamwork skills, and team building, which will allow students to in crease their employability. Órbi, with Digital Innovation One
(DIO), helped develop the training systems offered by Inter, called Orange Tech (see case). In the areas of creation and business for new entrepreneurs, Órbi operates with three pillars within its digital innovation project: Órbi for Startups, Órbi for Corporates, and Órbi Academy. The project's ecosystem has in its partners connections with large global cloud infrastructure providers and with the Silicon Valley in California (USA). The whole concept works as a large factory of ideas and solutions in development, connected with the business world in a way that makes possible a permanent interac tion between what corporations, clients, and the market are looking for in order to offer products that will meet the facilities sector of corporations. From this construction, besides being one of the funders of the Órbi complex management project, Inter interacts with the creative center to also offer business opportunities and develop products that go straight to the digital services portfolio of the company's system. Get to know Inter's partner startups: It is from these initiatives that projects, products, and solu tions emerge, such as the Alô Doutor application, for medical services, and Fazendinha em Casa (under development to add the offer of stores and products for Sustainable Living), which were developed and tested to be provided in the platform of services offered by Inter. Components of innovation strategy Solve business problems. Develop pioneering products and services. Transform the company culture. By branding, associating its brand with innovation. Expand the business to new markets. Woba uCondo Fazendinha em Casa IM Designs

Corporate Digital Economic Summary of Letter of Corporate Presentation People Environment Exhibits governance environment performance indicators assurance information
Case
Innovation in bank security control The topic of prevention of money laundering has great cooperation among the world’s financial institutions. There is a genuine interest on all sides to contribute to society by preventing this type of crime.
In addition to the ongoing risk management processes, Inter has expanded the management of its regulatory activities for banking services, which are determined by the resolutions and regulations of the Central Bank of Brazil (Bacen) and the Financial Activities Control Board (Coaf). These institutions monitor national and international financial movements to combat money laundering and financing of terrorist actions through money capital. To further strengthen these controls, the Data and Corporate Security area, in partnership with the Computer Science Department (DCC) of the Federal University of Minas Gerais (UFMG), has developed a tool that uses the data collected daily on financial movements and is able to offer even more insights to detect signs of money laundering. As an innovation item, within the range of products and services developed by Inter, Delator is an ntelligence system capable of further refining searches for transactions that may be classified as fraudulent or suspicious within the inspection criteria of the international anti-money laundering regulations. To this end, the system, using historical data, performs three tasks. The first is to identify the probability that a transaction exists between two customers; if it does, as a second action, it learns to estimate the value of that transaction. The third classifies whether or not the situation is suspicious for money laundering given the similarity between this situation and others that have already been analyzed by the
Data and Security team. Delator was presented in various forums on digital controls and best practices using artificial intelligence, and was published as an article in the Brazilian Workshop on Social Network Analysis and Mining (BraSNAM), which brings together researchers and professionals interested in social network analysis and related areas, and promotes collaboration and exchange of ideas and experiences. As a system, Delator must be turned into a product and be accessible to other finan-
cial institutions that have an interest.

ECONOMIC
PERFORMANCE
[GRI 201-1 | SASB FN-CB-000.B]

Sequential improvements in profitability Expanding net interest margin (NIM) and operating leverage, reflecting a trend towards profitability Strong dynamics for 2023 In a year with a scenario of inflation, exceed- ing the goal set by public policies, the con- juncture ends up being a factor of retraction of consumption and/or default, which are inherent risks when one has a market pres- sured by direct consumer price increases. This reflection can be seen in the banking segment, in which the clients’ operation pro- file has resulted in a change of mix, in which a more conservative profile is noted, more focused on investments and deposits, which constituted an increase in the balance per active client. The macroeconomic scenario did not affect client acquisition, and the Inter banking net- work registered a record growth of 8.3 mil- lion new clients in 2022, even with repricing initiatives. Total gross revenue reached R$6 billion in 2022, a rise of 91% compared to the prior year. Net service revenue reached R$ 1,227 million, an increase of 87% compared to 2021. Inter’s banking vertical delivered continuous improvements in processes and products during the year, such as reduction of direct interactions with the client by the conse- quent increase and efficiency of digital par- ticipation in the account opening process, and new digital service interfaces (APIs) for Corporate accounts. Annual Report Inter&Co 2022 Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Highlights Total Gross Revenue R$6.0 bi +90.7% (2021 = R$3.1 bi) Cost to Serve (CTS) R$17.2 +19.1% (2021 = R$14.5) Active customers
12.6 MM +42.6% (2021 = 8.8 MM) Credit portfolio R$24.5 bi +40.2% (2021 = R$17.5 bi) Cost of acquisition per client (CAC) R$30.0 +5.7%
(2021 = R$29) Basel Index 24% (-20.6) p.p. (2021 = 44%) As of June of 2022, the Financial Statements refer to Inter&Co and are disclosed according to International Financial Reporting Standards (IFRS). Annual Report Inter&Co 2022 Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Economic value generated [GRI 201-1 | SASB FN-CB-000.B] The year 2022 allowed Inter to generate a greater added value due to its economic and financial performance, obtaining sig- nificant growth in revenue generation, which led to a greater contribution with the participation of current values in accounting and tax commitments. Value added to the society (R$) Funding Floating revenue grew 162% year-on-year and reached R$ 657 million. This growth can be explained by the increase in demand deposits and the Selic rate. Inter reached 1.6 billion PIX transactions in 2022, with an annual Employees By compensation + benefits + incentives 640 million 380 million Other stakeholders By rent payments + non-controlling interest 41 million Society By taxes + municipal, state, and federal contributions 359 million 68 million Total
1.04 billion growth of 135%, and 7.9% of the transaction market share in Q4 2022, approximately R$512 billion transacted during the year. Cards More than 7.4 million cards were used in Q4 2022, 37% higher than the last quarter of 2021. Credit Strong credit growth: the gross credit portfolio, including ad- vances of credit card receivables, increased 40% in compar- ison to the prior year, reaching approximately R$24.5 billion in 2022. 46 million    494 million Annual Report Inter&Co 2022 Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information inter&co
Presentation
Corporate governance
People
Environment
Digital environment
Economic performance
Exhibits
Summary of indicators
Letter of assurance
Corporate information



Inter Shop & Commerce Plus

Over 1.6 million stock keeping units (SKUs)

» + 1,100 partners (versus 430 in 2021);
» new services: Duo Gourmet + Black Card;
» international gift cards, hotel reservation.

Customer engagement

» + 4.2 million customers by 2022 (+55 YoY);
» + 32 million transactions, translating into purchases per second (+45% YoY).

Focus on profitability

» + R$4 billion in GMV (+14% YoY);
» ˜80% of revenues came from end-to-end sales.

Inter Invest

The segment ended the year with R$67 billion in assets under custody and reached R$3.7 billion in net funding, a 54% growth compared to 2021.

With a focus on simplifying the customers' investment journey, the Piggybank product was launched, which allows customers to automatically invest their cashback and dividends received.

Inter Asset's assets under management (AuM) reached R$8 billion in 2022, up 61% YoY, diversified among more than 300,000 investors.

The number of investors reached 2.9 million, an increase of 56% over the previous year and 18% over the previous quarter.

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Inter Insurance
The dynamic of the year was marked by the launch of several products, including Pix In- surance and Pet Insurance, positioning the insurance segment as one of the broadest digital insurance platforms in Brazil.
The revenue and premium mix has grown sig- nificantly over the years as a result of quality partnerships with insurers, combining com- mercial conditions with the great strength of the Inter channel, in addition to performance bonuses from exclusivity contracts. Active contracts reached a level of R$1.3 million, 52% higher than in 2021.
Global Account
Global Account reached 907,397 clients in the United States and international investors. More than 5,300 new Global Accounts were opened per business day in Q4 2022, and more than 612,000 transactions were record- ed in the year.
Financial statements
The individual and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).
Inter&Co’s year 2022 financial statements are available on its institutional website via the Investor Relations link.
For more information, click here!
Annual Report Inter&Co 2022 Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

inter&co | Presentation | Corporate governance | People | Environment | Digital environment | **Economic performance** | Exhibits | Summary of indicators | Letter of assurance | Corporate information

Improving **cost efficiencies**

R$16,1 (↓29% YoY)
Cost to serve

59,5% of CDI (↓350 bps YoY)
Cost to funding

69% (↓24 p.p. YoY)
Efficiency ratio

...resulting in operating efficiencies and lower unit costs

Active clients per employee[1]
(thousand)


36% YoY
2.3
2.6
2.6
2.9
3.1
4Q21
1Q22
2Q22
3Q22
4Q22

Cost-to-serve[2]
(R$, monthly)


23% YoY
22.7 22.7
18.2 18.1
16.5 15.8
16.6 16.1
17.5 16.1
4Q21
1Q22
2Q22
3Q22
4Q22

■ CTS
■ CTS (excluding share and mergers and acquisitions (M&A) expenses)[3]

Efficiency ratio[4]
(%)


93
93
74
74
72
69
78
76
75
69
4Q21
1Q22
2Q22
3Q22
4Q22

Efficiency ratio[3]
Efficiency ratio (excluding share and M&A expenses)

Flat headcount driving operational leverage

[1] Including trainees and apprentices. [2] Cost to serve = [(personnel expenses + other administrative expenses - client acquisition cost) ÷ 3] ÷ average number of active clients for the last two quarters. [3] M&A expenses and share-based payment = share-based payments during the quarter, included in the personnel expense line in the Income Statement. [4] Efficiency ratio = (personnel expenses + other administrative expenses - M&A and share-based payment expenses)/(net interest income + net income from services and commissions + income from securities + income from derivative financial instruments + other income - tax expenses).

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EXHIBITS

ce People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information GRI 2-7 Employees
Total employees, by gender and region1
Brazil Men Women
South 75 22
Southeast 2,054 1,571
Midwest 20 21
North 6 2
Northeast 223 51
Total 2,370 1,685
Outside Brazil 21 18
1 The calculation consists of a separate count of employees per enrollment, using as the cut-off date the 31st of December,
2022. These data were consolidated in a grouped way, using as parameters the gender and location reported by employees. TOTVS database.
Total employees, by gender
Men 2,399
Women 1,685
Total 4,084

GRI 401-1 Hiring and turnover
2022
Number
of hires Hire rate (%) Number of dismissals Turnover rate (%)
Outside Brazil 10 26 10 26
By region
Southeast 1.138 31 922 25
Midwest 11 27 20 49
Northeast 116 42 75 27
North 10 125 3 37
South 38 39 39 40
By gender
Not informed 1
Male 803 33 640 27
Female 520 31 428 25
By age group
Under 30 years old 829 40 565 27
From 30 to 50 years old 475 25 479 25
Over 50 years old 19 20 25 26
Total 1.323 32 1.069 26 Annual Report Inter&Co 2022

GRI 401-1 Hiring and turnover 2021    2022 Number of hires    Hire rate (%)    Number of dismissals    Turnover rate (%)
Number of hires    Hire rate (%)    Number of dismissals    Turnover rate (%) By region    Southeast    1,921    94    537    26    1,151    33    743    28 Midwest    9    43    4    19    11    23    20    31 Northeast    140    519    21    78    48    16    71    20 North    -    -    -    -    3    50    3    50 South    21    124    5    29    32    32    39    35 By gender    Male    1,326    113    361    31    733    32    533    28 Female    768    81    206    22    512    32    343    27 By age group    Under 30 years old    1,011    115    227    26    803    42    386    33
From 30 to 50 years old    1,040    90    323    28    426    23    466    24 Over 50 years old    43    51    17    20    16    17    24    22 Total    2,094    99    567    27    1,245    32    876    28 Presentation Corporate governance People Environment Digital environment Economic performance Exhibits Letter of assurance Corporate information Sumary of indicators Inter&Co Annual Report Inter&Co 2022

SUMMARY
OF
INDICATORS

inter&co Presentation | Corporate governance | People | Environment | Digital environment | Economic performance | Exhibits | Summary of indicators | Letter of assurance | Corporate information

GRI content index

Statement of use: Inter&Co. has reported the information cited in this GRI content index for the period 01/01/2022 to 12/31/2022, with reference to the GRI Standards.
GRI 1 used: GRI 1: Foundation 2021.
Applicable GRI sector standard(s): Not applicable.

GRI standard/other source	Disclosure	Location	Global Compact ref. no.	SDGs ref. no.
General disclosures				
GRI 2: General disclosures 2021	2-1 Organizational details	9, 10		
	2-2 Entities included in the organization's sustainability reporting	8, 9		
	2-3 Reporting period, frequency and contact point	8, 111		
	2-4 Restatements of information	8		
	2-5 External assurance	8, 108 to 110		
	2-6 Activities, value chain and other business relationships	14, 15		
	2-7 Employees	48, 49, 98	6	8 and 10
	2-8 Workers who are not employees	52		
	2-9 Governance structure and composition	32, 34, 37		5 and 16
	2-10 Nomination and selection of the highest governance body	34		5 and 16
	2-11 Chair of the highest governance body	34		16
	2-12 Role of the highest governance body in overseeing the management of impacts	32		
	2-13 Delegation of responsibility for managing impacts	35		
	2-14 Role of the highest governance body in sustainability reporting	8		
	2-15 Conflicts of interest	43, 44		16
	2-16 Communication of critical concerns	32, 37		
	2-17 Collective knowledge of the highest governance body	34, 37		
	2-18 Evaluation of the performance of the highest governance body	36		
	2-19 Remuneration policies	35		

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GRI standard/other source	Disclosure	Location	Global Compact ref. no.	SDGs ref. no.
GRI 2: General disclosures 2021	2-20 Process to determine remuneration	36, 38		
	2-21 Annual total compensation ratio	99		
	2-22 Statement on sustainable development strategy	3, 4, 5		
	2-23 Policy commitments	15, 37, 38, 39, 44	10	16
	2-24 Embedding policy commitments	39, 41, 42, 44		16
	2-25 Processes to remediate negative impacts	39, 41, 66		16
	2-26 Mechanisms for seeking advice and raising concerns	45	10	16
	2-27 Compliance with laws and regulations	44		
	2-28 Membership associations	30		
	2-29 Approach to stakeholder engagement	18, 47		
	2-30 Collective bargaining agreements	50	3	8
Material topics				
GRI 3: Material topics 2021	3-1 Process to determine material topics	18		
	3-2 List of material topics	18, 19		
	3-3 Management of material topics	20 a 30		
Economic performance				
GRI 201: Economic performance 2016	201-1 Direct economic value generated and distributed	14, 93, 94, 95, 96	7	8 and 9
Market presence				
GRI 202: Market presence 2016	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	50	6	1, 5 and 8
	202-2 Proportion of senior management hired from the local community	36	6	8
Indirect economic impacts				
GRI 203: Indirect economic impacts 2016	203-1 Infrastructure investments and services supported	59		5, 9 and 11
	203-2 Significant indirect economic impacts	60, 61, 63, 27		1, 3 and 8

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GRI standard/other source	Disclosure	Location	Global Compact ref. no.	SDGs ref. no.
Anti-corruption				
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	41, 43	10	16
	205-2 Communication and training about anti-corruption policies and procedures	44, 45	10	16
	205-3 Confirmed incidents of corruption and actions taken	44	10	16
Child labor				
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	70	5	8 and 16
Forced or compulsory labor				
GRI 409: Forced or compulsory labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	70	4	8
Public policy				
GRI 415: Public policy 2016	415-1 Political contributions	43	10	16
Diversity and equal opportunity				
GRI 405: Diversity and equal opportunity 2016	405-1 Diversity of governance bodies and employees	35, 48, 49, 57	6	5 and 8
	405-2 Ratio of basic salary and remuneration of women to men	The mathematical ratio between the base salary and compensation of women compared to men was equal to 1 for all our functional categories. The mathematical ratio was calculated as: average monthly fixed earnings for women/average monthly fixed earnings for men.	6	5, 8 and 10
Non-discrimination				
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Three reports were received in 2022 involving the topic of discrimination. Following due diligence, the conclusions are as follows: valid, invalid, and inconclusive due to lack of information to allow investigation by the complainant. The content is confidential and there are records of the information.	6	5 and 8
Customer privacy				
GRI 418: Customer privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	66		16

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Extra disclosures

Indicators not included in the materiality, but which Inter&Co decided to report in order to maintain the historical series and the comparability of actions that are part of the Institutional Agenda.

GRI standard/other source	Disclosure	Location	Global Compact ref. no.	SDGs ref. no.
Energy				
GRI 302: Energy 2016	302-1 Energy consumption within the organization	77	7 and 8	7, 8, 12 and 13
	302-4 Reduction of energy consumption	78	8 and 9	7, 8, 12 and 13
Water and effluents				
GRI 303: Water and effluents 2018	303-5 Water consumption	78	8	6
Emissions				
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	73	7 and 8	3, 12, 13, 14 and 15
	305-2 Energy indirect (Scope 2) GHG emissions from the purchase of energy	73	7 and 8	3, 12, 13, 14 and 15
	305-3 Other indirect (Scope 3) GHG emissions	73	7 and 8	3, 12, 13, 14 and 15
Waste				
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	76	8	3, 6, 11 and 12
	306-2 Management of significant impacts related to waste	76	8	3, 6, 11 and 12
	306-3 Waste generated	79	8	3, 11 and 12
	306-4 Waste not destined for final disposal	79	8	3, 11 and 12
	306-5 Waste destined for final disposal	79	8	3, 11 and 12
Employment				
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	100	6	5, 8 and 10
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	50, 51, 52	-	3, 5 and 8
	401-3 Parental leave	52	6	5 and 8
Training and education				
GRI 404: Training and education 2016	404-1 Average hours of training per year per employee	53	6	4, 5, 8 and 10
	404-2 Programs for upgrading employee skills and transition assistance programs	54	-	8
	404-3 Percentage of employees receiving regular performance and career development reviews	55	6	5, 8 and 10

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SASB content index Topic Code Metrics requested by SASB Page or answer Industry: Commercial banks Data security FN-CB-230a.1 (1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected FN-CB-230a.2 Description of approach to identifying and addressing data security risks FN-CB-240a.1 (1) Number and (2) amount of loans outstanding qualified to programs designed to promote small business and community development Financial inclusion & capacity building FN-CB-240a.2 (1) Number and (2) amount of past due and nonaccrual loans qualified to programs designed to promote small business and community development In 2022, there were
1,003 contracts referring
to the BNDES Peac Maquininhas program.
The BNDES program is an initiative to address the economic effects of the coronavirus pandemic. It offers an alternative guarantee for loans with smaller businesses, which may contract, until
12/31/2022, financing having as collateral future revenues from sales made with handheld machines, dispensing with the requirement of a guarantee or collateral. Business ethics FN-CB-510a.2 Description of whistleblower policies and procedures Systemic risk management FN-CB-550a.1 Global Systemically Important Bank (G-SIB) score, by category FN-CB-550a.2 Description of approach to incorporation of results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities FN-CB-000.B (1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate 45 40 40 93, 94, 95, 96
Annual Report Inter&Co 2022 Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information
SASB content index Topic Code Metrics requested by SASB Page or answer Industry: Consumer finance Customer privacy FN-CF-220a.1 Total amount of monetary losses as a result of legal proceedings associated with customer privacy 66 FN-CF-000.A Number of unique consumers with an active (1) credit card account and (2) pre-paid debit card account 66, 84 FN-CF-000.B Number of (1) credit card accounts and (2) pre-paid debit card accounts 66, 84 Industry: Asset management & custody activities Transparent information & fair advice for customers FN-AC-270a.3 Description of approach to informing customers about products and services Industry: Investment banking & brokerage Employee diversity & inclusion FN-AC-330a.1 Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees 35, 49 Incorporation of environmental, social, and governance factors in investment banking & brokerage activities FN-AC-410a.2 Description of approach to incorporating ESG aspects into investment and/or asset management processes and strategies 23, 33, 39 Professional integrity FN-IB-510b.4 Description of approach to ensuring professional integrity, including duty of care 42, 44

Annual Report Inter&Co 2022 Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

INDEPENDENT VERIFICATION STATEMENT – BUREAU VERITAS
INTRODUCTION
Bureau Veritas Certification Brazil (Bureau Veritas) was contracted by Inter&Co.(INTER) to conduct an independent verification of its 2022 Annual Report (hereinafter referred to as the Report).
This verification was conducted by a multidisciplinary team, including verifiers with knowledge of financial and non-financial data.
SCOPE OF WORK
The scope of this verification covered the Global Reporting InitiativeTM Standards and Principles for Sustainability Reporting, including Sustainability Accounting Standards Board (SASB) indicators, and refers to the reporting period from January 1 to December 31, 2022.1
RESPONSIBILITIES OF INTER&CO AND BUREAU VERITAS
The collection, calculation and presentation of the data published in the Annual Report are the sole responsibility of the Inter&Co management. Bureau Veritas is responsible for providing an independent opinion to the stakeholders, in accordance with the scope of work defined in this declaration.
METHODOLOGY
The verification covered the following activities: 1.     Interviews with those responsible for the material topics and the content of the Report;
2.     Analysis of documentary evidence provided by Inter&Co. for the period covered by the Report (2022);
3.     Verification of performance data in relation to the Principles that ensure the quality of information, in accordance with GRI standards and the SASB;
4.     Evaluation of the systems used to compile data;
5.     Documentary analysis of stakeholder engagement activities developed by Inter&Co. 1Materiality, Stakeholder Inclusion, Sustainability Context, Completeness, Balance, Comparability, Accuracy, Timeliness, Clarity and Reliability BUREAU VERITAS CERTIFICATION Page 1 of 5 LIMITATIONS AND EXCLUSIONS Technical Manager Bureau Veritas Certification – Brazil
Annual Report Inter&Co 2022 Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Excluded from this verification was any evaluation of information related to: ▪    Activities outside the defined evaluation period;
▪    Position statements (expressions of opinion, belief, objectives or future intentions) by Inter&Co.;
▪    Accuracy of economic and financial data contained in this Report, extracted from financial statements, verified by independent auditors;
▪    Greenhouse Gas (GHG) inventory of Inter&Co., included energy data;
▪    Data and information regarding operations and activities that are not part of the scope of the Report. OPINION ON THE REPORT AND THE VERIFICATION PROCESS ▪    Inter&Co. prepared the Report following the Standards and Principles of the GRI Standards2, additionally contemplating SASB indicators;
▪    We note the existence of a materiality study, carried out in 2021, whose result obtained realistically reflects the themes relevant to the Report;
▪    The Report publishes information on indicators associated with the material aspects of the GRI Standards;
▪    We found that the Report presents SASB indicators associated with the material topics of the company and they were verified according to the scope mentioned; BUREAU VERITAS CERTIFICATION Page 2 of 5
▪    On the topic of Financial Education, we found that Inter&Co. carries out qualification and awareness initiatives for small businesses and the community, including shopkeepers, children, young people, adults and the elderly. We are of the opinion that, in order to comply with SASB FNTB-240 a.2, Inter&Co. must demonstrate the data of loans directed to the development and support of small businesses and community and not only awareness actions;
▪    In the context of GRI 203-1, it was verified that Inter&Co. makes investments in technology development to combat money laundering. However, we are of the opinion that these investments are not attributed to infrastructure and support for meaningful services to local communities and economies;
▪    We highlight that the Recife unit does not have individualized water and energy consumption values, due to the fact that it is located in a condominium together with other companies. In this context, the data of this unit are obtained through estimation; 2International Standard on Assurance Engagements 3000 – Assurance Engagements other than Audits or Reviews of Historical Financial Information ▪    We highlight the publication of information on the GRI 404-3 Indicator (performance evaluation). However, it was not possible to verify the percentage of employees who receive regular performance and career development evaluations, since the organization had not yet completed the closing of the indicator for the calculated period;
▪    During the verification process of the Annual Report, we evidenced that the Greenhouse Gas Inventory was being submitted to an external verification. The final result of this process was not evidenced by our team;
▪    We show that Inter&Co. reports data referring to the GRI 201-1 indicator - direct economic value generated and distributed. However, it was not possible to evidence and ensure the reliability of the amounts reported for the 2022 cycle, due to changes in the formatting of the Financial Statement. RECOMMENDATIONS ▪    Demonstrate the data of loans directed to the development and support to small businesses and community, for the purpose of meeting the requirements of SASB FNTB-240 a.2;
▪    Demonstrate investments in infrastructure and support for community services, with regard to meeting the GRI 203-1 indicator;
▪    Regarding water and energy consumption, we recommend that a critical analysis be carried out in relation to the reliability of the reported data, considering the estimate of the Recife unit;
▪    Demonstrate for the next cycle data referring to the percentage of employees who receive regular performance and career development evaluations;
▪    Carry out the assurance of the Greenhouse Gas Inventory in the next cycle before verifying the Annual Report, in order to allow the report to bring more reliable data on the GHG Inventory;
▪    Demonstrate for the next cycle data related to the management of the indicator direct value generated and distributed, so that the traceability of the values that are reported in the Annual Report is evidenced;
▪    Ensure for the next cycle that all reported data are fully verified, thus ensuring compliance with the principle of reporting the verifiability of the GRI. BUREAU VERITAS CERTIFICATION Page 3 of 5 Technical Manager Bureau Veritas Certification – Brazil
Annual Report Inter&Co 2022 Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

CONCLUSION
Based on the verification work conducted, the evidence presented to us and according to the scope of work defined in this statement, nothing has come to our attention that could indicate that: The information provided in the Report is not balanced, consistent and reliable; Inter&Co. has not established appropriate systems for collecting, compiling and analyzing quantitative and qualitative data used in the Report;
The Report does not adhere to the Principles for defining content and ensuring the quality of the GRI Standards. CLAIM OF INDEPENDENCE AND IMPARTIALITY
Bureau Veritas Certification is an independent professional services company specializing in Quality, Health, Safety, Social and Environmental management with more than 185 years of experience in independent assessment services.
The Bureau Veritas has a quality management system, certified by a third party, according to which it maintains documented policies and procedures for compliance with ethical, professional and legal requirements.
The verification team has no link with Inter&Co., conducting this work independently.
Bureau Veritas has implemented and applies a Code of Ethics throughout its business to ensure that its employees maintain the highest standards of ethics, integrity, objectivity, confidentiality, and professional competence/behavior in their daily activities.
At the end of the process and Verification, a Detailed Report was generated, kept as a record in our Management System. CONTACT
https://certification.bureauveritas.com.br/fale-conosco/ São Paulo, May 2023. Anna Carolina Guedes da Silva
Lead Auditor Assurance Sustainability Reports (ASR) Bureau Veritas Certification – Brazil Francisco Martins de Almeida Rollo Sustainability Technical Manager Bureau Veritas Certification – Brazil
Annual Report Inter&Co 2022 Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Corporate information [GRI 2-3] Inter’s commitments and operational activities can be followed up on the institutional website: www.bancointer.com.br/en The company also has an e-mail communication channel linked to the e-mails sustentabilidade@inter.co and ri@inter.co
Annual Report Inter&Co 2022 Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

Credits Report Coordination Christiano Rohlfs Coelho – head of Corporate Sustainability Areas involved Brand Lab Governance PR & Comms
Investor Relations Corporate Sustainability GRI Consulting, content, design and revision TheMediaGroup Images Inter&Co collection
Annual Report Inter&Co 2022 Corporate governance People Environment Digital environment Economic performance Exhibits Summary of indicators Letter of assurance Corporate information

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